Dreyfus Basic S & P 500 Stock Index Fund
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-98.4%	Shares		Value($)
Consumer Cyclical-9.1%			
Albertson's	47,086	a	1,003,403
Autonation	28,500	a,b	615,315
AutoZone	8,400	b	818,496
Bed Bath & Beyond	37,700	b	1,730,430
Best Buy	38,100		2,918,460
Big Lots	14,500	b	188,065
Brunswick	12,350		575,016
Circuit City Stores- Circuit City Group	24,486		446,870
Coach	48,200	b	1,692,302
Cooper Tire & Rubber	8,153		164,038
Costco Wholesale	61,000		2,804,170
CVS	103,536		3,212,722
Dana	19,149		300,831
Darden Restaurants	18,650		647,155
Delphi	71,672		379,862
Delta Air Lines	18,350	a,b	54,316
Dillard's, Cl. A	9,100		208,026
Dollar General	38,546		783,255
Eastman Kodak	36,650	a	980,021
Family Dollar Stores	21,300		549,540
Federated Department Stores	21,800		1,653,966
Ford Motor	235,111		2,525,092
Gap	96,850		2,044,504
General Motors	72,250	a	2,660,245
Genuine Parts	22,300		1,021,117
Harley-Davidson	36,350		1,933,457
Harrah's Entertainment	23,194		1,826,296
Hasbro	21,375		468,968
Hilton Hotels	48,750		1,206,563
Home Depot	274,200		11,930,442
International Game Technology	43,900		1,201,104
Johnson Controls	24,556		1,410,497
Jones Apparel Group	15,400		470,778
Kohl's	41,700	b	2,349,795
Kroger	93,100	b	1,848,035
Limited Brands	48,600		1,184,868
Liz Claiborne	13,900	a	578,379
Lowe's Cos.	98,700		6,535,914
Marriott International, Cl. A	25,350		1,735,714
Mattel	52,550		980,057
May Department Stores	38,300		1,572,215
Maytag	10,200		172,074
McDonald's	161,900		5,046,423
Navistar International	8,400	b	286,860
NIKE, Cl. B	29,150		2,442,770
Nordstrom	31,400		1,162,114
Office Depot	40,350	b	1,145,133
OfficeMax	9,014		267,716
PACCAR	22,174		1,601,406
J. C. Penney (Holding)	33,650		1,889,111
RadioShack	19,852		465,926
Reebok International	7,165	a	303,079
Safeway	57,250		1,391,175
Sears Holdings	13,041	b	2,011,313
Southwest Airlines	94,193	a	1,336,599
Staples	94,100		2,142,657
Starbucks	49,750	b	2,614,362
Starwood Hotels & Resorts Worldwide	27,650		1,750,798
Target	112,850		6,629,937
Tiffany & Co.	18,400		626,152
TJX Cos.	60,050		1,411,775
V. F.	12,750		752,760
Visteon	16,396		145,924
Wal-Mart Stores	427,400		21,092,190
Walgreen	130,600		6,250,516
Wendy's International	14,697		759,835
Whirlpool	8,550	a	683,829
Yum! Brands	37,060		1,940,091
			133,532,824
Consumer Staples-7.6%			
Alberto-Culver	10,916		492,530
Altria Group	264,600		17,717,616
Anheuser-Busch Cos.	99,200		4,399,520
Archer-Daniels-Midland	79,735		1,829,121
Avon Products	60,272		1,971,497
Brown-Forman, Cl. B	11,500	a	672,175
Campbell Soup	41,450		1,278,732
Clorox	19,650		1,097,452
Coca-Cola	289,100		12,651,016
Coca-Cola Enterprises	45,050		1,058,675
Colgate-Palmolive	66,800		3,536,392
ConAgra Foods	66,182		1,502,993
Constellation Brands, Cl. A	25,000	b	685,000
Fortune Brands	18,621		1,760,616
General Mills	47,200		2,237,280
Gillette	127,400		6,837,558
Heinz (H.J.)	44,750		1,645,905
Hershey	27,800	a	1,775,586
Kellogg	44,650		2,023,092
Kimberly-Clark	61,100		3,895,736
McCormick & Co.	17,300		601,694
Molson Coors Brewing, Cl. B	10,065		631,075
Newell Rubbermaid	35,178	a	874,877
Pactiv	19,050	b	419,481
Pepsi Bottling Group	25,000		729,000
PepsiCo	213,920		11,665,058
Procter & Gamble	316,100		17,584,643
Reynolds American	14,850	a	1,237,154
Sara Lee	100,600		2,004,958
SUPERVALU	17,400	a	615,960
Sysco	80,908		2,917,542
UST	21,100		971,022
Wrigley,(Wm.)Jr.	25,050		1,782,057
			111,103,013

Energy-9.2%			
Amerada Hess	10,950		1,290,567
Anadarko Petroleum	30,075		2,657,126
Apache	41,926	a	2,867,738
Baker Hughes	43,270		2,446,486
BJ Services	20,700		1,262,493
Burlington Resources	49,212		3,154,981
CenterPoint Energy	37,144	a	510,359
ChevronTexaco	268,020		15,547,840
ConocoPhillips	177,874		11,133,134
Devon Energy	60,500		3,393,445
El Paso	82,336	a	988,032
EOG Resources	30,600		1,869,660
Exxon Mobil	813,256		47,778,790
Halliburton	64,600		3,620,830
Kerr-McGee	14,839		1,190,236
KeySpan	22,100		899,249
Kinder Morgan	13,900		1,235,154
Marathon Oil	46,685		2,724,537
Nabors Industries	19,000	b	1,243,550
National-Oilwell	22,000	b	1,151,700
Nicor	5,650	a	230,633
NiSource	34,750		844,077
Noble	17,350		1,165,573
Occidental Petroleum	50,900		4,188,052
Peoples Energy	4,820		207,983
Rowan Cos.	13,860		473,458
Schlumberger	75,300		6,305,622
Sempra Energy	30,542		1,298,035
Sunoco	8,818		1,108,687
Transocean	41,650	b	2,350,310
Unocal	34,700		2,250,295
Valero Energy	32,800	a	2,715,184
Weatherford International	17,700	b	1,120,056
Williams Cos.	72,900	a	1,548,396
XTO Energy	46,066		1,616,456
			134,388,724
Health Care-12.9%			
Abbott Laboratories	198,150		9,239,735
Aetna	37,154		2,875,720
Allergan	16,650		1,488,010
AmerisourceBergen	13,450		965,575
Amgen	158,066	b	12,605,763
Applera - Applied Biosystems Group	25,200	a	524,664
Bard (C.R.)	13,400		894,986
Bausch & Lomb	6,814		576,805
Baxter International	79,300		3,114,111
Becton, Dickinson & Co.	32,300		1,788,451
Biogen Idec	44,040	b	1,730,332
Biomet	32,175		1,226,833
Boston Scientific	95,800	b	2,773,410
Bristol-Myers Squibb	249,700		6,237,506
Cardinal Health	54,750		3,262,005
Caremark Rx	58,000	b	2,585,640
Chiron	18,900	a,b	684,747
CIGNA	16,700		1,782,725
Express Scripts	19,000	b	993,700
Fisher Scientific International	15,300	a,b	1,025,865
Forest Laboratories	43,500	b	1,736,520
Genzyme	32,250	b	2,399,722
Gilead Sciences	57,700	b	2,585,537
Guidant	41,500		2,855,200
HCA	53,550		2,637,338
Health Management Associates, Cl. A	31,450	a	748,510
Hospira	20,245	b	774,371
Humana	20,650	b	822,903
Johnson & Johnson	379,896		24,298,148
King Pharmaceuticals	30,850	b	343,978
Laboratory Corporation of America Holdings	17,200	b	871,524
Eli Lilly & Co.	144,750		8,152,320
Manor Care	11,050		419,458
McKesson	37,704		1,696,680
Medco Health Solutions	35,369	b	1,713,274
MedImmune	31,650	b	899,176
Medtronic	154,500		8,333,730
Merck & Co.	281,450		8,741,837
Millipore	6,350	b	389,065
Mylan Laboratories	27,900		484,344
PerkinElmer	16,582		347,890
Pfizer	949,840		25,170,760
Quest Diagnostics	23,300		1,196,222
Schering-Plough	188,400		3,922,488
St. Jude Medical	46,300	b	2,195,083
Stryker	47,900		2,590,911
Tenet Healthcare	59,850	a,b	726,579
Thermo Electron	20,600	b	615,116
UnitedHealth Group	161,800		8,462,140
Waters	15,000	b	679,200
Watson Pharmaceuticals	14,050	b	469,270
WellPoint	78,300	b	5,538,942
Wyeth	170,950		7,820,963
Zimmer Holdings	31,520	b	2,595,987
			189,611,769
Interest Sensitive-22.7%			
ACE	36,700		1,695,907
AFLAC	64,100		2,890,910
Allstate	85,350		5,228,541
Ambac Financial Group	13,800		991,392
American Express	149,600		8,228,000
American International Group	331,496		19,956,059
AmSouth Bancorporation	45,050		1,257,346
Aon	40,650		1,034,136
Apartment Investment & Management, Cl. A	12,200		536,800
Archstone-Smith Trust	25,400		1,079,500
Bank of America	513,782		22,400,895
Bank of New York	99,428		3,060,394
BB&T	69,800		2,919,036
Bear Stearns Cos.	14,498		1,480,391
Block (H&R)	21,150		1,204,704
Capital One Financial	32,200		2,656,500
Chubb	25,000		2,220,500
Cincinnati Financial	21,337		879,511
CIT Group	26,900		1,187,366
Citigroup	664,626		28,911,231
Comerica	21,600		1,319,760
Compass Bancshares	15,800		761,718
Countrywide Financial	75,098		2,703,528
E*TRADE Financial	47,100	b	730,521
Equity Office Properties Trust	52,100	a	1,846,945
Equity Residential	36,650		1,480,660
Fannie Mae	123,650		6,907,089
Federated Investors, Cl. B	12,150		388,071
Fifth Third Bancorp	66,691		2,874,382
First Horizon National	15,900	a	648,561
Franklin Resources	25,300		2,044,746
Freddie Mac	88,250		5,584,460
General Electric	1,354,950		46,745,775
Golden West Financial	36,100		2,350,832
Goldman Sachs Group	56,450	a	6,067,246
Hartford Financial Services Group	37,900		3,053,603
Huntington Bancshares	29,676		740,119
Janus Capital Group	29,000		435,580
Jefferson-Pilot	17,400		872,958
JPMorgan Chase & Co.	449,548		15,797,117
KeyCorp	52,050	a	1,782,192
Lehman Brothers Holdings	35,350		3,716,345
Lincoln National	22,150		1,069,845
Loews	20,400		1,706,052
M&T Bank	12,500		1,356,375
Marsh & McLennan Cos.	68,100		1,972,857
Marshall & Ilsley	27,250		1,251,320
MBIA	17,300	a	1,050,802
MBNA	161,918		4,073,857
Mellon Financial	54,100		1,647,886
Merrill Lynch & Co.	120,750		7,097,685
MetLife	93,700		4,604,418
MGIC Investment	12,050		826,389
Morgan Stanley	139,960		7,424,878
National City	75,900		2,801,469
North Fork Bancorporation	61,025		1,671,475
Northern Trust	25,950		1,318,260
Plum Creek Timber	23,500		889,475
PNC Financial Services Group	36,250	a	1,987,225
Principal Financial Group	37,550	a	1,650,323
Progressive	25,400		2,532,126
ProLogis	23,800	a	1,084,328
Providian Financial	37,550	b	709,695
Prudential Financial	66,650		4,458,885
Regions Financial	59,286		1,994,381
Safeco	16,300		895,522
Schwab (Charles)	145,550		1,994,035
Simon Property Group	28,050	a	2,236,707
SLM	53,550		2,757,290
Sovereign Bancorp	46,600		1,117,934
St. Paul Travelers Cos.	86,027		3,786,909
State Street	42,300	a	2,104,002
SunTrust Banks	43,400		3,156,048
Synovus Financial	39,700		1,173,929
T. Rowe Price Group	15,850		1,051,647
Torchmark	13,316		696,027
UnumProvident	38,072	a	729,079
U.S. Bancorp	234,157		7,038,759
Wachovia	201,390		10,146,028
Washington Mutual	112,085		4,761,371
Wells Fargo & Co.	215,580		13,223,677
XL Capital, Cl. A	17,900		1,285,578
Zions Bancorporation	11,450		818,446
			332,824,321

Producer Goods-10.2%			
Ashland	8,600		528,470
Air Products & Chemicals	29,250		1,747,980
Alcoa	111,438		3,125,836
Allegheny Technologies	11,433		332,357
American Power Conversion	23,150		650,747
American Standard Cos.	22,850		1,011,798
Avery Dennison	12,992		736,257
Ball	14,100		535,095
Bemis	13,700		369,900
Black & Decker	10,250		925,678
Boeing	105,544		6,966,959
Burlington Northern Santa Fe	48,117		2,610,347
Caterpillar	87,300		4,706,343
Centex	16,328		1,207,945
Cooper Industries, Cl. A	11,900		768,502
CSX	27,650		1,259,181
Cummins	5,547		473,936
D.R. Horton	34,700		1,425,476
Deere & Co.	31,500		2,316,195
Dover	26,000		1,072,760
Dow Chemical	122,813		5,888,883
E. I. du Pont de Nemours	127,294		5,432,908
Eastman Chemical	10,226		566,418
Eaton	19,242		1,257,272
Ecolab	28,050		941,919
Emerson Electric	53,200		3,500,560
Engelhard	15,400		441,826
FedEx	38,592		3,245,201
Fluor	11,039		704,288
Freeport-McMoRan Copper & Gold, Cl. B	23,000	a	926,440
General Dynamics	25,550		2,943,105
Georgia-Pacific	33,187		1,133,336
Goodrich	15,400		681,296
Goodyear Tire & Rubber	22,500	a,b	391,725
Grainger (W.W.)	10,700		666,824
Hercules	14,450	b	202,300
Honeywell International	109,000		4,281,520
Illinois Tool Works	34,850		2,984,903
Ingersoll-Rand, Cl. A	21,550		1,684,564
International Flavors & Fragrances	11,300		428,496
International Paper	62,638		1,979,361
ITT Industries	11,750		1,250,200
KB HOME	10,600		868,246
L-3 Communications Holdings	15,200		1,189,096
Leggett & Platt	24,200		612,018
Lockheed Martin	51,650		3,222,960
Louisiana-Pacific	14,200		380,844
Masco	55,418		1,879,224
MeadWestvaco	23,846		696,780
Molex	21,425		605,042
Monsanto	34,288		2,309,983
Newmont Mining	56,924		2,137,496
Norfolk Southern	51,600		1,920,036
Northrop Grumman	45,912		2,545,820
Nucor	20,500		1,136,725
Pall	15,853		490,967
Parker-Hannifin	15,390		1,011,431
Phelps Dodge	12,375	a	1,317,319
PPG Industries	21,921		1,425,523
Praxair	41,300		2,039,807
Pulte Homes	15,196		1,422,649
Raytheon	57,800		2,273,274
Rockwell Automation	22,300		1,148,673
Rockwell Collins	22,800		1,112,640
Rohm & Haas	24,655		1,135,609
Sealed Air	10,681	b	566,734
Sherwin-Williams	16,000		761,760
Sigma-Aldrich	8,800		564,608
Snap-On	7,350		269,598
Stanley Works	9,577		468,603
Temple-Inland	15,900		632,661
Textron	17,250		1,279,432
3M	98,300		7,372,500
Tyco International	257,982		7,860,712
Union Pacific	33,550		2,358,900
United Parcel Service, Cl. B	142,350		10,387,279
United States Steel	14,550		620,558
United Technologies	130,756	a	6,629,329
Vulcan Materials	13,050	a	916,632
Weyerhaeuser	31,300		2,159,074
			150,035,649

Services-6.6%			
Affiliated Computer Services, Cl. A	16,200	b	809,514
Allied Waste Industries	34,600	b	296,868
ALLTEL	48,550		3,228,575
Apollo Group, Cl. A	20,900	b	1,570,635
Automatic Data Processing	74,550		3,310,766
Carnival	67,300		3,526,520
Cendant	134,386		2,870,485
Cintas	19,100		846,703
Clear Channel Communications	65,150		2,126,496
Comcast, Cl. A	281,796	b	8,659,591
Computer Sciences	23,550	b	1,078,119
Convergys	18,150	b	264,082
Dow Jones & Co.	9,050	a	339,647
Electronic Data Systems	66,250		1,362,762
Equifax	16,550		602,420
First Data	99,472		4,092,278
Fiserv	24,450	b	1,084,846
Gannett	31,750	a	2,316,480
IMS Health	28,900		786,947
Interpublic Group of Companies	54,000	b	675,000
Knight-Ridder	9,550	a	597,448
McGraw-Hill Cos.	47,900		2,203,879
Meredith	5,760		285,120
Monster Worldwide	15,450	b	469,216
Moody's	35,300		1,670,043
New York Times, Cl. A	18,586	a	585,831
News, Cl. A	368,500		6,036,030
Nextel Communications, Cl. A	143,750	b	5,002,500
Omnicom Group	23,450		1,990,201
Paychex	45,475		1,587,532
Robert Half International	20,350		689,662
R. R. Donnelley & Sons	27,200		980,560
Ryder System	8,250		321,668
Sabre Holdings	16,726		321,139
Sprint (FON Group)	189,000	a	5,084,100
SunGard Data Systems	37,050	b	1,329,725
Time Warner	598,600		10,188,172
Tribune	38,041		1,388,497
Unisys	43,300	b	280,151
Univision Communications, Cl. A	37,150	a,b	1,050,602
Viacom, Cl. B	206,000		6,898,940
Walt Disney	260,800		6,686,912
Waste Management	72,542		2,039,881
			97,536,543
Technology-14.8%			
ADC Telecommunications	14,850	b	388,179
Adobe Systems	62,500		1,852,500
Advanced Micro Devices	50,500	a,b	1,014,040
Agilent Technologies	55,208	b	1,448,658
Altera	47,500	b	1,038,825
Analog Devices	47,300		1,854,160
Andrew	20,800	a,b	228,592
Apple Computer	105,300	b	4,491,045
Applied Materials	210,050		3,877,523
Applied Micro Circuits	39,200	b	117,992
Autodesk	29,200		998,348
Avaya	60,968	b	629,799
BMC Software	28,350	b	541,202
Broadcom, Cl. A	37,350	b	1,597,460
CIENA	73,700	b	165,088
Cisco Systems	816,450	b	15,635,018
Citrix Systems	21,650	b	515,920
Computer Associates International	67,949		1,865,200
Compuware	49,650	b	418,550
Comverse Technology	25,550	b	646,160
Corning	185,100	b	3,526,155
Danaher	35,200		1,951,840
Dell	309,300	b	12,517,371
eBay	155,200	b	6,484,256
Electronic Arts	39,200	b	2,257,920
EMC	307,000	b	4,202,830
Freescale Semiconductor, Cl. B	51,313	b	1,321,310
Gateway	37,900	b	150,842
Hewlett-Packard	368,765		9,078,994
Intel	788,600		21,402,604
International Business Machines	206,100		17,201,106
Intuit	23,650	b	1,135,200
Jabil Circuit	23,500	b	732,965
JDS Uniphase	185,000	b	279,350
KLA-Tencor	25,200		1,302,840
Lexmark International	16,200	b	1,015,740
Linear Technology	39,100	a	1,519,426
LSI Logic	49,532	b	483,432
Lucent Technologies	565,971	a,b	1,658,295
Maxim Integrated Products	41,850		1,752,260
Mercury Interactive	11,050	b	435,038
Micron Technology	78,550	b	933,174
Microsoft	1,283,650		32,874,277
Motorola	313,306		6,635,821
National Semiconductor	44,600		1,102,066
NCR	23,900	b	829,569
Network Appliance	46,750	b	1,192,592
Novell	48,700	a,b	296,096
Novellus Systems	17,650	b	509,203
NVIDIA	21,600	b	584,496
Oracle	564,850	b	7,670,663
Parametric Technology	34,750	b	239,775
Pitney Bowes	29,356		1,308,690
PMC-Sierra	23,050	b	226,581
QLogic	11,600	b	360,180
QUALCOMM	208,700		8,241,563
Sanmina-SCI	67,150	b	320,977
Scientific-Atlanta	19,500		750,750
Siebel Systems	66,000		554,400
Solectron	124,250	a,b	477,120
Sun Microsystems	435,100	b	1,670,784
Symantec	152,266	b	3,345,284
Symbol Technologies	31,000		360,840
Tektronix	11,268		282,376
Tellabs	57,250	b	556,470
Teradyne	25,050	b	389,026
Texas Instruments	212,300		6,742,648
Xerox	122,398	a,b	1,616,877
Xilinx	44,800		1,270,080
Yahoo!	167,700	b	5,591,118
			216,667,529
Utilities-5.3%			
AES	83,400	b	1,338,570
Allegheny Energy	20,800	a,b	592,800
Ameren	25,950	a	1,443,339
American Electric Power	49,090		1,899,783
AT&T	102,349		2,026,510
BellSouth	233,900		6,455,640
Calpine	68,700	a,b	228,084
CenturyTel	16,800		577,416
Cinergy	25,350		1,119,202
Citizens Communications	43,500	a	571,590
CMS Energy	27,950	a,b	442,728
Consolidated Edison	31,100	a	1,497,776
Constellation Energy Group	22,650		1,363,757
Dominion Resources	43,534		3,215,421
DTE Energy	22,300	a	1,048,100
Duke Energy	118,422		3,498,186
Dynegy, Cl. A	42,450	b	236,022
Edison International	41,600		1,700,608
Entergy	27,050		2,108,277
Exelon	85,474		4,574,568
FirstEnergy	42,131	a	2,097,281
FPL Group	50,100		2,160,312
PG&E	47,300	a	1,779,899
Pinnacle West Capital	12,600		577,080
PPL	24,250		1,493,315
Progress Energy	31,724		1,415,208
Public Service Enterprise Group	30,450	a	1,957,935
Qwest Communications International	213,574	b	815,853
SBC Communications	421,928		10,316,140
Southern	95,050	a	3,325,799
TECO Energy	26,400		500,544
TXU	30,570		2,648,585
Verizon Communications	353,492		12,100,031
Xcel Energy	51,380		997,286
			78,123,645
Total Common Stocks			
(cost $1,051,658,023)			**1,443,824,017**

Short Term Investments-1.6%	Principal Amount($)		Value($)
Repurchase Agreement - 1.2%			
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 3.19%, dated 7/31/2005, due 8/1/2005 in the amount of $18,064,801 (fully collateralized by $31,074,375 of various U.S. Government Agency Obligations, value $ 18,421,200)	18,060,000		**18,060,000**
U.S. Treasury Bills - .4%			
2.94%, 9/1/2005	5,000,000	c	**4,986,500**
Total Short-Term Investments			**23,046,500**
(cost $23,047,428)			

Investment Of Cash Collateral for Securities Loaned-3.8%	Shares		Value($)
Registered Investment Company:			
Dreyfus Institutional Cash Advantage Fund (cost $55,508,566)	55,508,566	d	**55,508,566**
Total Investments(cost $1,130,214,017)	103.8%		**1,522,379,083**
Liabilities, Less Cash and Receivables	(3.8%)		**(54,964,854)**
Net Assets	100.0%		**1,467,414,229**

a All or a portion of these securities are in loan. At July 31, 2005, the total market value of the fund's securities on loan is $52,778,437 and the total market value of the collateral held by the fund is $55,508,566.
b Non-income producing.
c Partially held by the broker in a segregated account as collateral for open financial futures positions.
d Investment in affiliated money market mutal fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Basic S & P 500 Stock Index Fund
Statement of Financial Futures
July 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 7/31/2005 ($)
Financial Futures Long:				
Standard & Poor's 500	79	24,426,800	September-05	556,500

DREYFUS BOND MARKET INDEX FUND

Statement of Investments

July 31, 2005 (Unaudited)

Bonds and Notes	98.4%	Principal Amount($)	Value ($)
Aerospace & Defense	**.5%**		
Boeing:			
Debs., 7.25%, 2025		150,000	187,902
Debs., 8.1%, 2006		25,000	25,947
Northrop Grumman,			
Debs., 7.75%, 2016		540,000	661,229
Raytheon,			
Notes, 6.75%, 2007		550,000	572,431
United Technologies:			
Debs., 8.75%, 2021		50,000	68,634
Notes, 4.875%, 2015		500,000	502,179
			2,018,322
Asset-Backed Ctfs./Automobile Receivables	**.6%**		
Ford Credit Auto Owner Trust,			
Ser. 2005-B, Cl. A3, 4.17%, 2009		1,400,000	1,396,659
WFS Financial Owner Trust,			
Ser. 2003-4, Cl. A4, 3.15%, 2011		1,000,000	987,168
			2,383,827
Asset-Backed Ctfs./Credit Cards	**.3%**		
Bank One Issuance Trust,			
Ser. 2004-A1, Cl. A1, 3.45%, 2011		950,000	919,565
Capital One Master Trust,			
Ser. 2001-5, Cl. A, 5.3%, 2009		400,000	404,168
			1,323,733
Asset-Backed Ctfs./Home Equity Loans	**.1%**		
Centex Home Equity,			
Ser. 2005-C, Cl. AF5, 5.048%, 2035		200,000	**197,130**
Asset-Backed Ctfs./Utilities	**.4%**		
CPL Transition Funding,			
Ser. 2002-1, Cl. A4, 5.96%, 2015		550,000	584,938
California Infrastructure PG&E-1,			
Ser. 1997-1, Cl. A8, 6.48%, 2009		850,000	882,165
Peco Energy Transition Trust,			
Ser. 1999-A, Cl. A7, 6.13%, 2009		235,000	244,440
			1,711,543
Automotive	**.4%**		
DaimlerChrysler:			
Debs., 7.45%, 2027		50,000	56,955
Notes, 4.05%, 2008		1,225,000	1,200,494
Ford Motor,			
Global Landmark Securities, 7.45%, 2031		485,000 a	412,273
			1,669,722
Banking	**4.2%**		
Asian Development Bank,			
Sr. Notes, 4.5%, 2012		750,000	750,379
BB&T,			
Sub. Notes, 4.75%, 2012		325,000	323,542
Bank of America:			
Bonds, 5.125%, 2014		350,000	357,315
Sub. Notes, 7.8%, 2010		1,150,000	1,297,431
Sub. Notes, 7.8%, 2016		160,000	196,225
Bank of New York,			
Sr. Notes, 5.2%, 2007		450,000	455,637
Bank One,			
Sub. Notes, 5.9%, 2011		500,000	529,539
Bayerische Landesbank New York,			
Sub. Notes, Ser. F, 5.875%, 2008		300,000	314,002
Dresdner Bank-New York,			
Sub. Debs., 7.25%, 2015		145,000	168,606
European Investment Bank:			
Notes, 4.625%, 2007		500,000	503,587
Notes, 4.625%, 2014		500,000 a	509,590
FleetBoston Financial,			
Sub. Notes, 7.375%, 2009		175,000	193,366
HSBC,			
Sub. Notes, 7.5%, 2009		200,000	220,192
Inter-American Development Bank,			
Bonds, 5.75%, 2008		1,600,000	1,658,331
International Bank for Reconstruction & Development,			
Notes, 7.625%, 2023		175,000	235,013
KFW:			
Notes, 3.25%, 2009		1,250,000	1,212,050
Notes, 4.125%, 2014		350,000	341,028
KFW International Finance:			
Debs., 8%, 2010		35,000	39,734
Notes, 5.25%, 2006		300,000	302,480
Key Bank,			
Sub. Debs., 6.95%, 2028		100,000	118,075
Korea Development Bank,			
Notes, 5.5%, 2012		350,000	362,178
Landwirtschaftliche Rentenbank,			
Notes, Ser. 6, 3.875%, 2008		825,000	813,444
NB Capital Trust IV,			
Capital Securities, 8.25%, 2027		55,000	59,917
PNC Funding,			
Sub. Notes, 5.25%, 2015		225,000	228,521
Regions Financial,			
Notes, 4.375%, 2010		400,000	392,370
Royal Bank of Scotland,			
Sub. Notes, 6.375%, 2011		410,000	442,730
Sanwa Finance Aruba,			
Notes, 8.35%, 2009		150,000	168,398
SouthTrust,			
Sub. Notes, 5.8%, 2014		500,000	525,448
State Street Bank & Trust,			
Sub. Notes, 5.25%, 2018		200,000	201,775
U.S. Bank,			
Sub. Notes, 6.375%, 2011		100,000	108,738
Wachovia Bank,			
Sub. Notes, 5%, 2015		250,000	250,102
Wells Fargo & Co:			
Notes, 5.25%, 2007		1,600,000 a	1,631,565
Sub. Notes, 6.375%, 2011		420,000	455,793
Wells Fargo Capital I,			
Capital Securities, 7.96%, 2026		30,000	32,301
Westpac Banking,			
Sub. Notes, 4.625%, 2018		500,000	469,061
Zions Bancorp,			
Sub. Notes, 6%, 2015		250,000	266,394
			16,134,857
Building & Construction	**.2%**		
MASCO,			
Bonds, 4.8%, 2015		300,000	292,501
Pulte Homes,			
Sr. Notes, 5.25%, 2014		500,000	492,964
			785,465
Chemicals	**.3%**		
Potash-Saskatchewan,			
Notes, 7.75%, 2011		200,000	229,008
Praxair,			
Notes, 2.75%, 2008		900,000	858,525
			1,087,533
Commercial Mortgage Pass-Through Ctfs.	**3.1%**		
Asset Securitization,			
Ser. 1997-D4, Cl. A1D, 7.49%, 2029		272,314	283,698
Bear Stearns Commercial Mortgage Securities,			
Ser. 1999-WF2, Cl. A2, 7.08%, 2031		250,000	269,845
CS First Boston Mortgage Securities:			
Ser. 1999-C1, Cl. A2, 7.29%, 2041		1,050,000	1,138,631
Ser. 2002-CKP1, Cl. A3, 6.439%, 2035		675,000	733,403
Chase Commercial Mortgage Securities:			
Ser. 2000-2, Cl. A2, 7.631%, 2032		250,000	281,672
Ser. 2000-3, Cl. A2, 7.319%, 2032		450,000	498,364
GE Capital Commercial Mortgage,			
Ser. 2002-1A, Cl. A3, 6.269%, 2035		850,000	917,188
GMAC Commercial Mortgage Securities:			
Ser. 1998-C1, Cl. A2, 6.7%, 2030		198,927	207,942
Ser. 1998-C2, Cl. A2, 6.42%, 2035		982,311	1,027,165
Heller Financial Commercial Mortgage Asset,			
Ser. 1999-PH1, Cl. A2, 6.847%, 2031		700,000	745,673
J.P. Morgan Chase Commercial Mortgage Securities,			
Ser. 2004-CB8, Cl. A4, 4.404%, 2039		1,000,000	965,050
LB Commercial Conduit Mortgage Trust,			
Ser. 1999-C2, Cl. A2, 7.325%, 2032		200,000	218,118
LB-UBS Commercial Mortgage Trust:			
Ser. 2000-C3, Cl. A2, 7.95%, 2025		1,100,000	1,236,788
Ser. 2004-C6, Cl. A6, 5.02%, 2029		275,000	277,124
Merrill Lynch Mortgage Trust,			
Ser. 2003-KEY1, Cl. A4, 5.236%, 2035		500,000	510,652
Morgan Stanley Capital I:			
Ser. 2003-HQ2, Cl. A2, 4.92%, 2035		500,000	502,281
Ser. 2004-T13, Cl. A4, 4.66%, 2045		1,000,000	984,817
Salomon Brothers Mortgage Securities VII,			
Ser. 2000-C1, Cl. A2, 7.52%, 2009		300,000	330,285
Wachovia Bank Commercial Mortgage Trust,			
Ser. 2004-C11, Cl. A5, 5.215%, 2041		800,000	816,010
			11,944,706
Commercial Services	**.3%**		
Aramark Services,			
Notes, 5%, 2012		300,000	294,679
Cendant,			
Sr. Notes, 7.375%, 2013		200,000	225,907
R.R. Donnelley & Sons,			
Notes, 4.95%, 2010		750,000 b	743,509
			1,264,095
Consumer Products	**.3%**		
Avon Products,			
Sr. Notes, 4.2%, 2018		250,000	228,525
Procter & Gamble,			
Notes, 6.875%, 2009		750,000 a	817,478
			1,046,003
Diversified Financial Service	**4.8%**		
CIT,			
Sr. Notes, 5.5%, 2007		1,350,000	1,376,749
Capital One Bank,			
Notes, 4.25%, 2008		275,000	271,207
Citigroup:			
Debs., 6.625%, 2028		100,000	115,134
Notes, 6%, 2012		750,000	802,118
Sub. Notes, 5%, 2014		1,000,000	1,003,086
Countrywide Capital Industries,			
Notes, 8%, 2026		200,000	206,796
Countrywide Home Loans,			
Notes, Ser. J, 5.5%, 2006		400,000	404,636
Credit Suisse First Boston USA,			
Notes, 5.125%, 2014		550,000	558,936
Ford Motor Credit:			
Global Landmark Securities, 7.375%, 2009		720,000	719,042
Notes, 7%, 2013		440,000 a	428,122
General Electric Capital:			
Debs., 8.3%, 2009		15,000	17,034
Notes, Ser. A, 5%, 2007		2,750,000	2,778,631
Notes, Ser. A, 5.45%, 2013		650,000	677,574
Notes, Ser. A, 6.75%, 2032		200,000 a	240,616
Goldman Sachs:			
Notes, Ser. B, 7.35%, 2009		100,000	109,786
Sr. Notes, 6.6%, 2012		1,000,000	1,092,537
Sub. Notes, Ser. B, 6.345%, 2034		350,000	371,339
HSBC Finance:			
Notes, 4.75%, 2013		700,000	687,217
Notes, 8%, 2010		630,000	715,040
International Lease Finance,			
Sr. Notes, 5%, 2010		1,200,000	1,205,548
J.P. Morgan Chase & Co.:			
Sr. Notes, 4%, 2008		1,000,000	990,049
Sub. Notes, 6.75%, 2011		1,000,000	1,090,419
Lehman Brothers,			
Notes, 6.625%, 2012		650,000	711,157
MBNA America Bank,			
Sub. Notes, 6.75%, 2008		100,000	105,508
Merrill Lynch & Co.:			
Notes, 6.875%, 2018		150,000	173,308
Notes, Ser. C, 5.45%, 2014		565,000	586,245
Morgan Stanley,			
Notes, 7.25%, 2032		300,000	366,406
Paine Webber,			
Sr. Notes, 6.55%, 2008		150,000	158,635
Residential Capital,			
Notes, 6.375%, 2010		625,000 b	635,707
Toyota Motor Credit,			
Notes, 4.35%, 2010		150,000	149,228
			18,747,810

Drugs & Pharmaceuticals	**.4%**		
Bristol-Myers Squibb,			
Notes, 5.75%, 2011		250,000 a	263,494
Eli Lilly & Co.,			
Notes, 7.125%, 2025		200,000	247,270
GlaxoSmithKline Capital,			
Notes, 4.375%, 2014		500,000	485,866
Merck & Co.,			
Debs., 6.4%, 2028		150,000	170,222
Wyeth,			
Bonds, 6.5%, 2034		200,000	230,046
			1,396,898
Food & Beverages	**1.4%**		
Archer-Daniels-Midland,			
Debs., 7.125%, 2013		300,000	341,495
Bottling Group,			
Notes, 4.625%, 2012		350,000	348,355
Coca-Cola Enterprises:			
Debs., 6.7%, 2036		250,000	296,814
Debs., 8.5%, 2022		100,000 a	133,239
ConAgra Foods,			
Sr. Notes, 7%, 2028		350,000	407,321
General Mills,			
Notes, 6%, 2012		125,000	133,570
H.J. Heinz,			
Debs., 6.375%, 2028		100,000	113,524
Hershey Foods,			
Debs., 8.8%, 2021		30,000	42,235
Kraft Foods,			
Notes, 4.625%, 2006		1,325,000	1,329,490
Kroger,			
Sr. Notes, 7.25%, 2009		550,000	594,851
Nabisco,			
Debs., 7.55%, 2015		40,000	47,813
Safeway,			
Sr. Notes, 5.8%, 2012		210,000 a	217,959
Sara Lee,			
Notes, 6.25%, 2011		300,000	317,903
Unilever Capital,			
Notes, 5.9%, 2032		250,000	269,629
W.M. Wrigley Jr.,			
Notes, 4.65%, 2015		675,000	667,308
			5,261,506
Foreign/Governmental	**1.9%**		
Malaysia,			
Notes, 8.75%, 2009		330,000	376,958
Province of British Columbia,			
Bonds, 6.5%, 2026		25,000	30,023
Province of Manitoba,			
Debs., 8.8%, 2020		10,000	13,789
Province of Ontario:			
Notes, 3.625%, 2009		1,200,000	1,164,458
Sr. Unsub. Notes, 5.5%, 2008		500,000	518,260
Province of Quebec,			
Debs., 7.5%, 2023		200,000	260,217
Republic of Chile,			
Bonds, 5.5%, 2013		350,000	365,820
Republic of Finland,			
Bonds, 6.95%, 2026		25,000	31,403
Republic of Italy:			
Debs., 6.875%, 2023		70,000	85,637
Notes, 5.375%, 2033		550,000	571,579
Sr. Notes, 2.75%, 2006		500,000	490,454
Republic of Korea,			
Notes, 8.875%, 2008		840,000	937,571
Republic of South Africa,			
Notes, 6.5%, 2014		170,000	185,088
United Mexican States:			
Notes, Ser. A, 6.75%, 2034		450,000 a	475,425
Notes, Ser. A, 9.875%, 2010		1,525,000	1,826,188
			7,332,870
Health Care	**.2%**		
Anthem,			
Bonds, 6.8%, 2012		300,000	331,663
Johnson & Johnson,			
Debs., 4.95%, 2033		170,000	169,860
UnitedHealth,			
Notes, 5%, 2014		300,000	303,364
			804,887
Industrial	**.3%**		
Deere & Co.,			
Sr. Notes, 6.95%, 2014		625,000	720,558
Tyco International,			
Notes, 6.875%, 2029		235,000	277,453
Waste Management,			
Sr. Notes, 7%, 2028		150,000	169,878
			1,167,889
Insurance	**.7%**		
AXA,			
Sub. Notes, 8.6%, 2030		165,000	221,887
Aetna,			
Debs., 7.625%, 2026		50,000	62,453
Allstate,			
Sr. Notes, 5.55%, 2035		175,000	175,535
Berkshire Hathaway Finance,			
Sr. Notes, 4.85%, 2015		200,000	198,515
GE Global Insurance,			
Notes, 7%, 2026		150,000	156,663
Marsh & McLennan Cos.,			
Sr. Notes, 5.875%, 2033		200,000	185,064
MetLife,			
Sr. Notes, 6.125%, 2011		260,000	277,941
Nationwide Financial Services,			
Sr. Notes, 6.25%, 2011		350,000	378,473
Progressive,			
Sr. Notes, 6.625%, 2029		100,000	116,094
Prudential Financial,			
Notes, Ser. B, 4.75%, 2014		350,000	344,644
Safeco Capital Trust I,			
Capital Securities, 8.072%, 2037		300,000	324,992
Torchmark,			
Debs., 8.25% 2009		150,000	167,842
			2,610,103
Media	**.8%**		
COX Communications,			
Bonds, 5.5%, 2015		450,000 a	452,574
Clear Channel Communications,			
Notes, 4.25%, 2009		350,000	334,627
Comcast Cable Communications:			
Notes, 9.455%, 2022		304,000	422,173
Sr. Notes, 6.75%, 2011		600,000	653,209
News America:			
Bonds, 6.2%, 2034		250,000 a	260,701
Debs., 8.25%, 2018		150,000	185,791
Time Warner Cos.,			
Notes, 6.95%, 2028		325,000	369,837
Viacom,			
Sr. Notes, 5.5%, 2033		250,000	222,943
Walt Disney:			
Debs., 7.55%, 2093		100,000	117,630
Sr. Notes, 7%, 2032		150,000	179,914
			3,199,399
Mining & Metals	**.2%**		
Alcan,			
Debs., 7.25%, 2031		350,000	421,779
Alcoa,			
Notes, 6%, 2012		150,000	160,185
			581,964
Oil & Gas	**1.8%**		
Anadarko Finance,			
Notes, Ser. B, 6.75%, 2011		300,000	327,465
BP Amoco,			
Notes, 5.9%, 2009		850,000	893,990
Canadian Natural Resources,			
Notes, 4.9%, 2014		350,000	344,092
ChevronTexaco Capital,			
Notes, 3.5%, 2007		500,000	492,020
ConocoPhillips:			
Notes, 5.9%, 2032		500,000	547,894
Notes, 8.75%, 2010		200,000	235,294
Devon Financing,			
Notes, 7.875%, 2031		275,000	350,637
Encana,			
Bonds, 7.2%, 2031		150,000	180,681
Enterprise Products Operating,			
Sr. Notes, Ser. B, 5.6%, 2014		335,000	340,385
Kinder Morgan,			
Sr. Notes, 6.5%, 2012		650,000	707,236
Marathon Oil,			
Notes, 5.375%, 2007		200,000	202,962
Occidental Petroleum,			
Sr. Notes, 5.875%, 2007		1,000,000	1,019,564
PEMEX Project Funding Master Trust,			
Notes, 7.375%, 2014		400,000	443,000
Pioneer Natural Resources,			
Sr. Notes, 5.875%, 2016		200,000	203,385
Sempra Energy,			
Sr. Notes, 7.95%, 2010		500,000	561,156
Transocean,			
Notes, 7.5%, 2031		150,000	191,617
Valero Energy,			
Notes, 7.5%, 2032		70,000	85,774
			7,127,152
Paper & Forest Products	**.1%**		
International Paper:			
Notes, 7.625%, 2007		10,000	10,390
Sr. Notes, 6.75%, 2011		200,000	216,976
Weyerhaeuser,			
Debs., 7.375%, 2032		200,000 a	235,077
			462,443
Real Estate Investment Trusts	**.4%**		
EOP Operating,			
Notes, 4.75%, 2014		300,000 a	291,279
ERP Operating,			
Notes, 5.2%, 2013		600,000	604,167
Simon Property,			
Notes, 6.35%, 2012		400,000 a	432,663
			1,328,109

Retail	**.3%**		
Federated Department Stores,			
Debs., 7.45%, 2017		350,000	410,366
May Department Stores,			
Notes, 6.7%, 2034		200,000	220,744
NIKE,			
Sr. Notes, 5.5%, 2006		400,000	406,082
Target,			
Debs., 7%, 2031		125,000 a	156,340
			1,193,532
State Government	**.1%**		
State of Illinois,			
Bonds, 5.1%, 2033		450,000	**449,973**
Technology	**.2%**		
First Data,			
Sr. Notes, 5.625%, 2011		250,000	261,273
Hewlett-Packard,			
Sr. Notes, 5.5%, 2007		150,000	152,958
IBM:			
Debs., 7.5%, 2013		75,000	87,807
Debs., 8.375%, 2019		300,000	398,770
			900,808
Telecommunications	**1.8%**		
AT&T Wireless Services:			
Notes, 8.125%, 2012		250,000	295,661
Sr. Notes, 7.875%, 2011		475,000	544,734
BellSouth Telecommunications,			
Debs., 6.375%, 2028		550,000	597,095
British Telecom,			
Bonds, 8.875%, 2030		150,000 c	211,142
Deutsche Telekom International Finance,			
Notes, 8.75%, 2030		300,000 c	402,534
France Telecom,			
Notes, 9.25%, 2031		220,000 c	303,917
Koninklijke KPN,			
Sr. Unsub. Notes, 8.375%, 2030		250,000	333,846
Motorola,			
Debs., 7.5%, 2025		150,000	179,779
New Jersey Bell Telephone,			
Debs., 8%, 2022		25,000	30,221
Pacific Bell,			
Debs., 7.125%, 2026		310,000	360,280
SBC Communications,			
Notes, 5.875%, 2012		775,000 a	820,003
Sprint Capital,			
Sr. Notes, 7.625%, 2011		1,200,000	1,355,840
360 Communications,			
Sr. Notes, 7.6%, 2009		200,000	218,572
Telefonica Europe,			
Notes, 7.75%, 2010		200,000	227,335
Verizon Global Funding,			
Sr. Notes, 7.25%, 2010		500,000	557,663
Vodafone,			
Sr. Notes, 7.75%, 2010		580,000	652,945
			7,091,567
Transportation	**.3%**		
Burlington Northern Santa Fe,			
Debs., 7%, 2025		100,000	119,680
Canadian National Railway,			
Notes, 6.9%, 2028		100,000	120,508
Continental Airlines,			
Pass-Through Certificates, Ser. 974A, 6.9%, 2018		168,623	168,477
FedEx,			
Notes, 9.65%, 2012		225,000	285,415
Norfolk Southern:			
Bonds, 7.8%, 2027		250,000	321,582
Sr. Notes, 5.59%, 2025		10,000	10,154
Union Pacific,			
Debs., 6.625%, 2029		200,000	229,485
United Parcel Service,			
Debs., 8.375%, 2030		10,000	14,295
			1,269,596
U.S. Government	**25.9%**		
U.S. Treasury Bonds:			
5.375%, 2/15/2031		2,560,000	2,909,798
5.5%, 8/15/2028		2,350,000	2,671,457
6.25%, 5/15/2030		700,000	880,082
7.125%, 2/15/2023		2,950,000	3,862,081
7.875%, 2/15/2021		3,830,000	5,256,790
8.75%, 5/15/2020		1,350,000	1,965,303
8.875%, 8/15/2017		3,325,000	4,700,054
11.25%, 2/15/2015		25,000	38,480
12%, 8/15/2013		1,445,000	1,768,145
12.5%, 8/15/2014		40,000	52,264
12.75%, 11/15/2010		75,000	76,963
14%, 11/15/2011		30,000	33,756
U.S. Treasury Notes:			
2.25%, 2/15/2007		2,000,000 a	1,949,840
3.5%, 11/15/2006		12,700,000 a	12,633,960
3.625%, 5/15/2013		3,700,000 a	3,563,396
3.875%, 5/15/2010		1,220,000 a	1,205,458
4%, 4/15/2010		2,000,000 a	1,987,188
4%, 2/15/2014		8,000,000 a	7,855,944
4%, 2/15/2015		1,250,000	1,221,729
4.375%, 8/15/2012		2,300,000 a	2,332,255
4.75%, 11/15/2008		4,700,000 a	4,794,893
5%, 8/15/2011		1,000,000 a	1,045,000
5.625%, 5/15/2008		9,000,000 a	9,371,880
5.75%, 8/15/2010		7,250,000 a	7,776,713
6%, 8/15/2009		2,775,000 a	2,967,280
6.125%, 8/15/2007		9,900,000 a	10,309,860
6.5%, 10/15/2006		2,900,000 a	2,987,116
6.5%, 2/15/2010		3,350,000 a	3,673,074
			99,890,759
U.S. Government Agencies	**10.0%**		
Federal Farm Credit Bank,			
Bonds, 2.625%, 9/17/2007		1,500,000	1,453,794
Federal Home Loan Bank:			
Bonds, 2.875%, 9/15/2006		2,000,000	1,973,596
Bonds, 3.875%, 1/15/2010		1,500,000	1,471,581
Bonds, 4.5%, 9/16/2013		1,000,000	999,657
Sr. Notes, 5.8%, 9/2/2008		3,850,000	4,012,728
Federal Home Loan Mortgage Corp:			
Notes, 3.5%, 9/15/2007		4,600,000	4,542,399
Notes, 3.625%, 9/15/2008		1,000,000	981,710
Notes, 4.5%, 1/15/2015		1,100,000	1,096,714
Notes, 4.875%, 3/15/2007		3,600,000	3,642,484
Notes, 5.5%, 9/15/2011		500,000	528,656
Notes, 5.5%, 8/20/2019		500,000	500,418
Notes, 6.25%, 7/15/2032		650,000	788,850
Sub. Notes, 5.875%, 3/21/2011		750,000	796,182
Federal National Mortgage Association:			
Bonds, 6.25%, 5/15/2029		1,900,000	2,280,458
Notes, 2.625%, 1/19/2007		3,000,000	2,935,812
Notes, 5.25%, 1/15/2009		5,525,000	5,693,126
Notes, 5.375%, 11/15/2011		1,250,000	1,310,986
Notes, 7.25%, 1/15/2010		1,450,000	1,616,860
Financing Corp:			
Bonds, 8.6%, 9/26/2019		40,000	55,035
Bonds, Ser. E, 9.65%, 11/2/2018		510,000	746,859
Tennessee Valley Authority:			
Bonds, Ser. C, 6%, 3/15/2013		450,000	494,953
Notes, Ser. C, 4.75%, 8/1/2013		750,000	765,046
			38,687,904
U.S. Government Agencies/Mortgage-Backed	**34.4%**		
Federal Home Loan Mortgage Corp:			
4%, 9/1/2008- 9/1/2018		2,200,100	2,128,097
4.5%, 5/1/2010-4/1/2035		8,192,695	8,042,299
5%, 11/1/2007-4/1/2035		15,095,457	14,979,430
5.5%		1,500,000 d	1,508,437
5.5%, 9/1/2009-5/1/2035		12,231,823	12,337,035
6%, 12/1/2013-7/1/2034		5,298,519	5,429,143
6.5%, 3/1/2011-11/1/2033		3,127,333	3,239,396
7%, 9/1/2011-7/1/2034		1,052,532	1,105,530
7.5%, 7/1/2010-11/1/2033		646,579	690,217
8%, 5/1/2026-10/1/2031		226,530	243,243
8.5%, 6/1/2030		6,717	7,318
Federal National Mortgage Association:			
4%, 12/1/2018-3/1/2019		1,233,978	1,191,918
4.5%, 4/1/2018-10/1/2033		6,222,197	6,090,011
5%		1,150,000 d	1,141,500
5%, 5/1/2010-5/1/2035		19,374,270	19,211,352
5.5%		750,000 d	753,982
5.5%, 1/1/2017-6/1/2035		21,642,517	21,812,689
6%, 6/1/2011-9/1/2034		9,367,676	9,596,503
6.5%, 1/1/2011-1/1/2034		5,132,957	5,329,328
7%, 8/1/2008-10/1/2032		1,551,791	1,631,622
7.5%, 8/1/2015-3/1/2032		477,524	509,749
8%, 5/1/2027-10/1/2030		83,005	89,232
8.5%, 2/1/2025-2/1/2031		19,151	20,886
9%, 10/1/2030		8,081	8,932
Government National Mortgage Association I:			
4.5%, 6/15/2019-8/15/2033		1,314,288	1,290,465
5%, 3/15/2018-6/15/2035		3,768,060	3,754,406
5.5%, 2/15/2033-7/15/2035		5,327,734	5,398,917
6%		500,000 d	514,215
6%, 4/15/2017-11/15/2033		2,182,142	2,246,715
6.5%, 9/15/2008-11/15/2033		1,345,411	1,406,585
7%, 10/15/2011-8/15/2032		619,601	654,926
7.5%, 12/15/2026-10/15/2032		281,015	300,881
8%, 8/15/2024-3/15/2032		129,540	139,699
8.5%, 10/15/2026		25,732	28,080
9%, 2/15/2022-2/15/2023		28,373	31,253
			132,863,991
Utilities/Gas & Electric	**1.7%**		
Cincinnati Gas & Electric,			
Notes, 5.7%, 2012		185,000	193,916
Duke Capital,			
Sr. Notes, 8%, 2019		225,000	275,398
Exelon,			
Notes, 4.9%, 2015		500,000	491,570
FirstEnergy,			
Sr. Notes, Ser. C, 7.375%, 2031		120,000 a	144,782
Florida Power & Light,			
First Mortgage Bonds, 5.625%, 2034		250,000	263,832
Georgia Power,			
Sr. Notes, Ser. J, 4.875%, 2007		400,000	403,318
Hydro-Quebec:			
Debs., Ser. HH, 8.5%, 2029		200,000	295,665
Debs., Ser. HK, 9.375%, 2030		20,000	31,933
MidAmerican Energy,			
Sr. Notes, 5.875%, 2012		350,000	364,818
NiSource Finance,			
Bonds, 5.4%, 2014		150,000	151,870
Ohio Power,			
Sr. Notes, Ser. F, 5.5%, 2013		400,000	414,220
Oncor Electric Delivery,			
Sr. Secured Notes, 7%, 2032		250,000	295,893
PPL Electric Utilities,			
Secured Bonds, 6.25%, 2009		300,000	316,324
Pacific Gas & Electric,			
First Mortgage Bonds, 6.05%, 2034		100,000 a	107,586
Progress Energy,			
Sr. Notes, 7.1%, 2011		500,000	550,050
Public Service Company of Colorado,			
First Mortgage Bonds, 7.875%, 2012		350,000	415,495
South Carolina Electric & Gas,			
First Mortgage Bonds, 6.625%, 2032		200,000	239,142
Southern California Edison,			
Notes, 6.65%, 2029		100,000	114,397
Southern Power,			
Sr. Notes, Ser. D, 4.875%, 2015		300,000	295,258
Virginia Electric & Power,			
Sr. Notes, Ser. A, 5.375%, 2007		1,000,000	1,013,301
			6,378,768
Total Bonds and Notes			
(cost $ 379,258,945)			**380,314,864**

Short-Term Investments	**2.1%**		
Repurchase Agreement;			
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 3.19%, dated 7/29/2005, due 8/1/2005 in the amount of $ 7,982,121 (fully collateralized by $ 8,380,541 U.S. Treasury Strips, due 5/15/2006, value $ 8,139,600) (cost $ 7,980,000)		7,980,000	**7,980,000**
Investment of Cash Collateral for Securities Loaned	**21.8%**	Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $ 84,289,935)		84,289,935 e	**84,289,935**
Total Investments (cost $ 471,528,880)		**122.3%**	**472,584,799**
Liabilities, Less Cash and Receivables		**-22.3%**	**(86,014,715)**
Net Assets		**100.0%**	**386,570,084**

a All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $ 81,179,327 and the total market value of the collateral held by the fund is $ 84,289,935.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $ 1,379,216 or .4% of net assets.
c Variable rate security- interest rate subject to periodic change.
d Purchased on a forward commitment basis.
e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Disciplined Stock Fund
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-99.7%	Shares		Value($)
Consumer Discretionary-12.9%			
Advance Auto Parts	192,720	a	13,289,971
Carnival	110,740		5,802,776
Coach	329,340	a	11,563,128
Comcast, Cl. A	306,690	a	9,424,584
Hilton Hotels	233,160		5,770,710
Home Depot	252,680		10,994,107
J. C. Penney (Holding)	236,220		13,261,391
Marriott International, Cl. A	168,600		11,544,042
McDonald's	379,300		11,822,781
Nordstrom	242,240		8,965,302
Omnicom Group	68,690		5,829,720
Time Warner	970,500		16,517,910
Walt Disney	594,630		15,246,313
Whirlpool	81,460		6,515,171
			146,547,906
Consumer Staples-9.4%			
Altria Group	294,900		19,746,504
CVS	243,220		7,547,117
Diageo, ADR	100,930		5,618,773
Estee Lauder Cos., Cl. A	183,310		7,174,753
Gillette	266,440		14,299,835
Kellogg	132,010		5,981,373
PepsiCo	243,870		13,298,231
Procter & Gamble	390,600		21,729,078
Wal-Mart Stores	237,760		11,733,456
			107,129,120
Energy-8.7%			
Anadarko Petroleum	52,850		4,669,297
Chevron	148,670		8,624,347
ConocoPhillips	266,140		16,657,703
Devon Energy	232,542		13,043,281
Exxon Mobil	630,700		37,053,625
Transocean	146,350	a	8,258,530
Weatherford International	166,030	a	10,506,378
			98,813,161
Health Care-13.8%			
Aetna	66,610		5,155,614
Boston Scientific	207,180	a	5,997,861
Charles River Laboratories International	127,380	a	6,203,406
Fisher Scientific International	176,710	a	11,848,405
Genzyme	74,880	a	5,571,821
Hospira	250,030	a	9,563,647
Johnson & Johnson	317,610		20,314,336
Laboratory Corporation of America Holdings	96,380	a	4,883,575
Pfizer	879,344		23,302,616
Sanofi-Synthelabo, ADR	280,590		12,149,547
St. Jude Medical	133,110	a	6,310,745
Triad Hospitals	99,840	a	4,959,053
WebMD	778,430	a	8,259,142
WellPoint	196,120	a	13,873,529
Wyeth	415,120		18,991,740
			157,385,037
Industrials-12.0%			
Burlington Northern Santa Fe	139,300		7,557,025
Caterpillar	98,740		5,323,073
Danaher	193,150		10,710,168
Deere & Co.	63,920		4,700,038
Emerson Electric	130,050		8,557,290
FedEx	68,910		5,794,642
General Electric	1,116,380		38,515,110
Honeywell International	109,740		4,310,587
Lockheed Martin	108,470		6,768,528
Norfolk Southern	183,800		6,839,198
Rockwell Automation	140,080		7,215,521
Textron	129,390		9,596,856
Tyco International	375,290		11,435,086
United Technologies	178,720	b	9,061,104
			136,384,226

Information Technology-14.6%			
Cisco Systems	622,970	a	11,929,875
EMC	786,650	a	10,769,238
Global Payments	103,820		6,877,037
Intel	636,600		17,277,324
International Business Machines	382,170		31,895,908
Lucent Technologies (Warrants)	1,426	a	1,041
Microsoft	960,590		24,600,710
Motorola	632,960		13,406,093
National Semiconductor	341,000		8,426,110
Oracle	819,370	a	11,127,045
Texas Instruments	595,310		18,907,046
Yahoo!	324,000	a,b	10,802,160
			166,019,587
Interest Sensitive-19.9%			
American Express	162,080		8,914,400
American International Group	143,190		8,620,038
AmeriCredit	231,240	a	6,178,733
Axis Capital Holdings	311,480		8,970,624
Bank of America	642,470		28,011,692
CIT Group	272,790		12,040,951
Capital One Financial	121,450		10,019,625
Chubb	134,090		11,909,874
Citigroup	758,560		32,997,360
Countrywide Financial	147,490		5,309,640
Fannie Mae	241,150		13,470,639
Franklin Resources	79,890		6,456,710
Freddie Mac	83,360		5,275,021
Goldman Sachs Group	103,130		11,084,412
JPMorgan Chase & Co.	155,910		5,478,677
Lehman Brothers Holdings	93,900		9,871,707
Merrill Lynch & Co.	99,800		5,866,244
Northern Trust	122,380		6,216,904
Radian Group	184,290		9,505,678
Wachovia	402,020		20,253,768
			226,452,697
Materials-2.9%			
Air Products & Chemicals	135,770		8,113,615
Alcoa	390,390		10,950,440
Dow Chemical	132,860		6,370,637
E. I. du Pont de Nemours	103,330		4,410,124
PPG Industries	52,780		3,432,283
			33,277,099
Telecommunication Services-2.2%			
SBC Communications	348,780		8,527,671
Verizon Communications	465,060		15,919,004
			24,446,675
Utilities-3.3%			
Constellation Energy Group	150,770		9,077,862
Exelon	110,270		5,901,650
PG&E	406,470		15,295,466
Sempra Energy	171,270		7,278,975
			37,553,953
Total Common Stocks			
(cost $928,469,921)			**1,134,009,461**

Short Term Investments-0.4%	Principal Amount($)		Value($)
U.S. Treasury Bills:			
3.06%, 8/18/2005	4,508,000		4,501,373
3.14%, 8/25/2005	250,000		249,413
Total Short-Term Investments			
(cost $4,750,963)			**4,750,786**

Investment Of Cash Collateral for Securities Loaned-1.1%	Shares		Value($)
Registered Investment Company:			
Dreyfus Institutional Cash Advantage Fund			
(cost $12,018,400)	12,018,400	c	**12,018,400**

Total Investments (cost $945,239,284)	101.2%	**1,150,778,647**
Liabilities, Less Cash and Receivables	(1.2%)	**(13,659,032)**
Net Assets	100.0%	**1,137,119,615**

ADR- American Depository Receipts.
a Non-income producing.
b All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $11,451,120 and the total market value of the collateral held is $12,018,400.
c Investment in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INSTITUTIONAL GOVERNMENT MONEY MARKET FUND
STATEMENT OF INVESTMENTS

July 31, 2005 (Unaudited)

U.S. Government Agencies - 49.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)		Value ($)
Federal Home Loan Banks				
8/2/2005	3.03	10,000,000		9,999,164
8/26/2005	3.24	11,000,000	a	10,999,414
9/16/2005	3.34	20,000,000	a	19,999,045
5/10/2006	3.16	10,000,000	a	9,996,809
Federal Home Loan Mortgage Corp				
8/8/2005	3.17	10,000,000		9,993,856
9/20/2005	3.35	10,000,000		9,953,889
10/11/2005	3.38	10,000,000		9,933,931
Federal National Mortgage Association				
9/19/2005	3.21	10,000,000		9,956,717
10/12/2005	3.46	10,000,000		9,931,300
9/6/2005	3.29	10,000,000	a	9,999,273
Total U.S. Government Agencies (cost $110,763,398)				**110,763,398**

Repurchase Agreements - 50.8%				
Barclays Capital Inc. dated 7/29/2005, due 8/01/2005 in the amount of $15,004,063 (fully collateralized by $12,127,000 U.S. Treasury Inflation Protection Securities 3.375%, due 01/15/2007, value $15,300,304)	3.25	15,000,000		15,000,000
Credit Suisse First Boston dated 7/29/2005, due 8/01/2005 in the amount of $15,004,075 (fully collateralized by $10,735,000 U.S. Treasury Bond, 8.00%, due 11/15/2021, value $15,303,003)	3.26	15,000,000		15,000,000
Goldman, Sachs & Co. dated 07/29/2005, due 08/01/2005 in the amount of $13,759,910 (fully collateralized by $14,297,163 U.S. Treasury Strips, due 2/15/2006, value $14,031,379)	3.19	13,756,253		13,756,253
Salomon Smith Barney Holdings Inc. dated 7/29/2005, due 8/01/2005 in the amount of $70,019,250 (fully collateralized by $71,410,000 Federal Home Loan Mortgage Notes, 4.35% - 4.50%, due 6/02/2008 - 12/16/2010, value $71,400,093)	3.30	70,000,000		70,000,000
Total Repurchase Agreements (cost $113,756,253)				**113,756,253**
Total Investments (cost $224,519,651)		**100.2%**		**224,519,651**
Liabilities, Less Cash and Receivables		**(.2%)**		**(429,085)**
Net Assets		**100.0%**		**224,090,566**

a Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements

Dreyfus Premier Tax Managed Growth Fund

Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-100.0%	Shares		Value($)
Capital Goods-7.1%			
Emerson Electric	55,000		3,619,000
General Electric	355,000		12,247,500
			15,866,500
Diversified Financial Services-9.5%			
American Express	75,000		4,125,000
Citigroup	235,833		10,258,735
JPMorgan Chase & Co.	134,500		4,726,330
Merrill Lynch & Co.	37,000		2,174,860
			21,284,925
Energy-19.8%			
BP, ADR	150,000		9,882,000
ChevronTexaco	175,000		10,151,750
ConocoPhillips	67,000		4,193,530
Exxon Mobil	331,112		19,452,830
Total, ADR	5,000	a	625,000
			44,305,110
Financial-3.5%			
Bank of America	81,896		3,570,666
Fannie Mae	15,000		837,900
Freddie Mac	10,000		632,800
SunTrust Banks	37,000		2,690,640
			7,732,006
Food, Beverage & Tobacco-21.3%			
Altria Group	286,000		19,150,560
Anheuser-Busch Cos.	49,000		2,173,150
Coca-Cola	237,000		10,371,120
McDonald's	75,000		2,337,750
Nestle, ADR	84,500		5,798,344
PepsiCo	142,000		7,743,260
			47,574,184
Household & Personal Products-5.6%			
Colgate-Palmolive	49,000		2,594,060
Estee Lauder Cos., Cl. A	30,000		1,174,200
Procter & Gamble	155,000		8,622,650
			12,390,910
Insurance-.5%			
American International Group	18,425		**1,109,185**
Materials-.2%			
Praxair	10,000		**493,900**
Media & Entertainment-5.4%			
McGraw-Hill Cos.	150,000		6,901,500
News, Cl. A	161,000		2,637,180
Time Warner	25,000		425,500
Viacom, Cl. B	65,000		2,176,850
			12,141,030
Pharmaceuticals & Biotechnology-11.6%			
Abbott Laboratories	95,000		4,429,850
Johnson & Johnson	100,000		6,396,000
Eli Lilly & Co.	80,000		4,505,600
Merck & Co.	68,000		2,112,080
Pfizer	320,000		8,480,000
			25,923,530
Retailing-6.9%			
Home Depot	11,000		478,610
Wal-Mart Stores	133,000		6,563,550
Walgreen	176,000		8,423,360
			15,465,520
Semiconductors & Equipment-5.0%			
Intel	410,000		**11,127,400**
Software & Services-2.3%			
Microsoft	200,000		**5,122,000**
Transportation-1.3%			
United Parcel Service, Cl. B	40,000		**2,918,800**
Total Common Stocks			
(cost $186,383,711)			**223,455,000**

Investment Of Cash Collateral for Securities Loaned-0.2%	Shares		Value($)
Registered Investment Company:			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $384,000)	384,000	b	**384,000**
Total Investments (cost $186,767,711)	**100.2%**		**223,839,000**
Liabilities, Less Cash and Receivables	**(.2%)**		**(522,032)**
Net Assets	**100.0%**		**223,316,968**

ADR - American Depository Receipts.
a All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $375,000 and the total market value of the collateral held is $384,000.
b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Small Cap Value Fund
Statement of Investments
7/31/2005 (Unaudited)

Common Stock-97.0%	Shares		Value($)
Banking-4.8%			
Bancorpsouth	94,000		2,188,320
BankAtlantic Bancorp, Cl. A	270,000		4,843,800
BankUnited Financial, Cl. A	183,000		4,831,200
Berkshire Hills Bancorp	81,500		2,762,850
Citizens Banking	66,000		2,089,560
Columbia Banking System	142,500		3,944,400
First Citizens Bancshares, Cl. A	28,500		4,788,000
United Bankshares	67,000		2,533,270
United Community Banks/GA	88,000		2,503,600
			30,485,000
Consumer Cyclical-10.8%			
American Axle & Manufacturing Holdings	50,000		1,377,500
Arctic Cat	76,000		1,658,320
Audiovox, Cl. A	178,000	a	3,206,670
Aztar	72,000	a	2,396,160
BorgWarner	55,000		3,199,350
Casey's General Stores	138,800		3,020,288
Cato, Cl. A	143,000		3,025,880
CBRL Group	72,200		2,828,074
Children's Place Retail Stores	36,900	a	1,686,330
Claire's Stores	122,000		3,100,020
Commercial Vehicle Group	75,000	a	1,767,750
Deckers Outdoor	109,000	a	3,052,000
Goody's Family Clothing	142,100		1,099,854
K-Swiss	61,000		2,059,970
K2	175,000	a	2,327,500
Landry's Restaurants	110,000		3,426,500
Marvel Enterprises	146,800	a	2,846,452
Msc Industrial Direct	115,000		4,449,350
Pacific Sunwear of California	99,000	a	2,414,610
PetMed Express	280,000	a	2,693,600
Pinnacle Airlines	205,600	a	2,119,736
RARE Hospitality International	50,000	a	1,558,000
Ruby Tuesday	160,000		4,003,200
Sonic Automotive	72,000		1,677,600
Tempur-Pedic International	102,700	a	1,767,467
Too	86,000	a	2,217,940
Wabash National	119,200		2,563,992
Water Pik Technologies	65,000	a	1,269,450
			68,813,563
Consumer Staples-3.4%			
Chiquita Brands International	82,000		2,474,760
Elizabeth Arden	165,000	a	3,974,850
Flowers Foods	93,000		2,342,670
Lance	170,000		3,073,600
Nash Finch	82,000		3,380,860
Pilgrim's Pride	92,000		3,482,200
Ralcorp Holdings	69,000		2,967,000
			21,695,940
Energy-7.9%			
Atmos Energy	150,000		4,374,000
Cimarex Energy	77,000	a	3,229,380
Dril-Quip	105,000	a	3,488,100
Edge Petroleum	220,000	a	3,858,800
Harvest Natural Resources	239,200	a	2,183,896
Houston Exploration	56,700	a	3,276,693
Key Energy Services	106,000	a	1,388,600
National Fuel Gas	85,000		2,584,000
New Jersey Resources	69,500		3,284,570
Piedmont Natural Gas	153,700		3,799,464
Plains Exploration & Production	67,000	a	2,582,850
Pogo Producing	27,900		1,535,337
Remington Oil & Gas	76,500	a	3,014,865
Southern Union	110,000	a	2,798,400
Spinnaker Exploration	20,100	a	788,724
Tesoro	67,000		3,230,740
Todco, Cl. A	80,000	a	2,456,800
Universal Compression Holdings	68,000	a	2,757,400
			50,632,619
Health Care-5.7%			
Abgenix	185,000	a	1,918,450
Amedisys	91,400	a	3,577,396
Cooper Cos.	30,000		2,061,000
Haemonetics	64,200	a	2,711,166
Kindred Healthcare	95,200	a	3,497,648
Medical Action Industries	177,000	a	3,347,070
MGI Pharma	73,000	a	1,992,900
Pediatrix Medical Group	44,900	a	3,521,058
Perrigo	130,000		1,807,000
Pharmion	145,400	a	3,582,656
RehabCare Group	116,000	a	2,702,800
Seattle Genetics/WA	100,000	a	602,000
Thermo Electron	99,000	a	2,956,140
VistaCare, Cl. A	82,927	a	1,734,833
			36,012,117
Interest Sensitive-24.9%			
American Equity Investmet Life Holding	339,800		3,798,964
AmerUs Group	68,000		3,507,440
Arch Capital Group	83,000	a	3,818,000
Boston Private Financial Holdings	135,000		3,867,750
Calamos Asset Management, Cl. A	84,400		2,434,096
Camden Property Trust	42,000		2,321,760
Capitol Bancorp	77,000		2,730,420
Cedar Shopping Centers	216,000		3,330,720
Colonial Properties Trust	90,000		4,267,800
Commercial Capital Bancorp	130,000		2,579,200
Corporate Office Properties Trust	140,000		4,713,800
CVB Financial	84,000		1,805,160
Delphi Financial Group, Cl. A	51,800		2,512,818
Downey Financial	32,300		2,501,312
EMC Insurance Group	158,000		2,965,660
Equity One	108,600		2,584,680
First Charter	75,000		1,856,250
First Marblehead	73,000	a	2,536,750
First Niagara Financial Group	183,900		2,708,847
First Source	121,000		3,049,200
FirstFed Financial	46,000	a	2,874,080
Franklin Bank	156,000	a	2,865,720
Fremont General	207,900		5,081,076
Glacier Bancorp	117,500		3,355,800
Great American Financial Resources	59,000		1,159,350
Health Care REIT	68,000		2,658,800
Highland Hospitality	225,000		2,722,500
Impac Mortgage Holdings	147,500		2,596,000
Investors Financial Services	42,700		1,469,734
Irwin Financial	120,000		2,646,000
Jefferies Group	65,000		2,686,450
KNBT Bancorp	138,000		2,230,080
LandAmerica Financial Group	26,300		1,648,484
Lexington Corporate Properties Trust	115,000		2,757,700
Maguire Properties	105,000		3,144,750
MainSource Financial Group	97,028		1,851,294
Medallion Financial	54,800		533,204
MeriStar Hospitality	330,000	a	2,943,600
NCO Group	95,000	a	1,936,100
New Century Financial	39,500		2,069,010
NewAlliance Bancshares	150,000		2,167,500
Newcastle Investment	91,000		2,811,900
Odyssey Re Holdings	80,000		2,029,600
Ohio Casualty	160,000		4,088,000
Pennsylvania Real Estate Investment Trust	53,300		2,606,903
Philadelphia Consolidated Holdings	27,000	a	2,241,540
Phoenix Companies	230,100		2,899,260
Platinum Underwriters Holdings	127,000		4,403,090
PMI Group	58,000		2,375,100
Provident Bankshares	58,000		1,972,000
Provident Financial Services	266,000		4,697,560
Regency Centers	41,000		2,529,700
Simmons First National, Cl. A	33,000		898,590
South Financial Group	95,500		2,765,680
State Financial Services, Cl. A	67,000		2,690,050
Taylor Capital Group	18,600		681,318
Trizec Properties	101,000		2,218,970
Umpqua Holdings	95,000		2,368,350
Union Bankshares/VA	30,000		1,222,500
Westcorp	25,000		1,448,750
Winston Hotels	110,000		1,239,700
			159,476,420

Producer Goods-17.6%			
Airgas	69,500		2,050,250
AptarGroup	50,000		2,492,500
Arch Chemicals	84,400		2,173,300
Beazer Homes USA	35,600		2,329,664
Belden CDT	69,000		1,531,800
Bluegreen	80,000	a	1,420,800
Carpenter Technology	29,400		1,841,616
Chesapeake	130,000		2,899,000
CLARCOR	96,000		2,995,200
CNF	44,000		2,269,960
Commercial Metals	104,100		2,991,834
Cummins	54,000		4,613,760
Cytec Industries	54,000		2,450,520
Eagle Materials	45,000		4,621,500
Engineered Support Systems	105,000		3,882,900
EnPro Industries	135,000	a	4,104,000
FMC	58,000	a	3,507,840
Georgia Gulf	59,000		1,872,070
Gibraltar Industries	86,000		2,061,420
Graco	83,200		3,180,736
Fuller (H.B.)	63,000		2,175,390
Hughes Supply	49,000		1,392,580
Kadant	152,000	a	3,473,200
Kennametal	75,000		3,564,750
M/I Schottenstein Homes	27,000		1,609,740
Moog, Cl. A	67,400	a	2,127,818
Mueller Industries	70,000		2,049,600
Olin	120,600		2,213,010
OM Group	56,000	a	1,312,080
Orbital Sciences	260,000	a	2,995,200
Pacer International	80,000	a	2,027,200
Reliance Steel & Aluminum	46,500		2,172,480
Silgan Holdings	30,000		1,722,900
Sonoco Products	77,000		2,140,600
Terex	55,600	a	2,692,152
Terra Industries	340,000	a	2,856,000
Timken	72,000		1,905,840
Tredegar	95,000		1,530,450
U.S. Xpress Enterprises, Cl. A	140,000	a	1,839,600
URS	120,000	a	4,494,000
USG	100,000	a	4,890,000
Wausau-Mosinee Paper	230,000		2,893,400
WCI Communities	84,000	a	2,852,640
			112,221,300
Services-7.6%			
ACE Cash Express	62,000	a	1,458,860
Allied Waste Industries	250,000	a	2,145,000
Career Education	70,000	a	2,715,300
Century Business Services	290,000	a	1,319,500
Citadel Broadcasting	162,000	a	1,989,360
Corillian	140,000	a	460,600
Cornell	129,000	a	1,726,020
CSG Systems International	55,000	a	1,025,750
Digital Insight	82,000	a	2,009,000
eFunds	147,000	a	2,684,220
Entravision Communications, Cl. A	250,000	a	2,137,500
Gray Television	130,000		1,670,500
Healthcare Services Group	202,000		3,700,640
Leap Wireless International	60,000	a	1,863,000
MAXIMUS	97,000		3,703,460
MPS Group	250,000	a	2,965,000
Perot Systems, Cl. A	265,000	a	3,731,200
Reader's Digest Association	152,000		2,468,480
SupportSoft	260,000	a	1,430,000
Thomas Nelson	100,000		2,284,000
Volt Information Sciences	66,000	a	1,729,860
Watson Wyatt & Company Holdings	115,000		3,176,300
			48,393,550
Technology-11.8%			
Actel	92,000	a	1,424,160
Agilysys	153,000		2,959,020
Amphenol, Cl. A	54,000		2,405,160
Axcelis Technologies	350,000	a	2,418,500
Benchmark Electronics	100,000	a	3,200,000
Blackbaud	110,000		1,573,000
Cabot Microelectronics	73,000	a	2,195,110
Checkpoint Systems	127,000	a	2,194,560
Cymer	55,600	a	1,929,320
Digi International	302,200	a	3,293,980
Emulex	167,700	a	3,184,623
Entegris	190,000	a	2,236,300
Exar	52,600	a	837,655
InfoSpace	58,800	a	1,419,432
Intergraph	106,000	a	4,031,180
Interwoven	220,000	a	1,742,400
j2 Global Communications	47,900	a	1,921,269
Komag	44,800	a	1,589,504
Lawson Software	265,300	a	1,461,803
MicroStrategy, Cl. A	15,730	a	1,213,570
MRO Software	155,000	a	2,546,650
MTS Systems	72,000		2,854,800
Novell	340,000	a	2,067,200
OmniVision Technologies	140,000	a	1,978,200
Palm	52,000	a	1,484,080
Polycom	196,500	a	3,256,005
Premiere Global Services	350,000	a	3,577,000
Quest Software	115,000	a	1,638,750
SafeNet	106,600	a	3,644,654
Skyworks Solutions	280,000	a	2,052,400
Solectron	710,000	a	2,726,400
Tier Technologies, Cl. B	205,000	a	1,968,000
WebEx Communications	72,000	a	2,057,040
			75,081,725
Utilities-2.5%			
Alliant Energy	150,000		4,365,000
Avista	138,000		2,627,520
Black Hills	52,000		2,073,760
Cleco	147,000		3,304,560
Great Plains Energy	104,700		3,398,562
			15,769,402
Total Common Stocks (cost $571,972,524)			**618,581,636**

Short-Term Investments--2.7%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 3.25%, dated 7/29/2005, due 8/1/2005 in the amount of $17,174,650 (fully collateralized by $17,503,000 Federal Home Loan Mortgage Corp. Notes, 4.50% - 5.50% due 7/15/06 - 1/15/15, value $17,517,245) (cost $17,170,000)	17,170,000	**17,170,000**
Total Investments (cost $589,142,524)	**99.7%**	**635,751,636**
Cash and Receivables (Net)	**.3%**	**2,202,676**
Net Assets	**100.0%**	**637,954,312**

a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER MIDCAP STOCK FUND
Statement of Investments
7/31/2005 (Unaudited)

Common Stock-100.1%	Shares		Value($)
Consumer Cyclical-15.3%			
Abercrombie & Fitch, Cl. A	26,800		1,930,940
Aeropostale	31,700	a	946,245
American Eagle Outfitters	39,100		1,288,345
Applebee's International	43,000		1,139,930
Autoliv	19,400		864,270
Bandag	20,400		941,052
Barnes & Noble	29,200	a	1,197,784
CDW	34,600		2,145,200
CEC Entertainment	23,800	a	911,778
Chico's FAS	32,200	a	1,291,542
Choice Hotels International	14,400		955,008
Claire's Stores	47,650		1,210,786
Foot Locker	27,700		692,500
Graco	6,800		259,964
Guitar Center	18,100	a	1,169,170
Harman International Industries	15,100		1,297,845
Hibbett Sporting Goods	16,000	a	640,480
HNI	17,400		1,011,810
Michaels Stores	45,400		1,861,400
Pacific Sunwear of California	32,200	a	785,358
Penn National Gaming	32,500	a	1,161,875
Polaris Industries	14,150		782,495
Sonic	22,400	a	678,944
Toro	17,800		716,272
Whole Foods Market	21,000		2,866,710
			28,747,703
Consumer Staples-3.0%			
Estee Lauder Cos., Cl. A	18,300		716,262
Gold Kist	24,300	a	495,720
Hormel Foods	58,300		1,726,263
Pilgrim's Pride	25,400		961,390
Sanderson Farms	21,800		939,362
Sensient Technologies	7,450		141,625
SUPERVALU	16,400		580,560
			5,561,182
Energy-9.8%			
Energen	37,100		1,302,210
Grant Prideco	40,800	a	1,309,680
Houston Exploration	21,000	a	1,213,590
Hydril	18,950	a	1,215,832
Newfield Exploration	35,300	a	1,499,897
NiSource	40,900		993,461
Oceaneering International	22,000	a	943,800
Plains Exploration & Production	34,500	a	1,329,975
Pride International	31,700	a	824,834
Questar	20,850		1,463,253
Sunoco	11,850		1,489,901
Tesoro	30,300		1,461,066
Todco, Cl. A	45,500	a	1,397,305
UGI	22,800		668,952
W&T Offshore	46,800		1,305,252
			18,419,008
Health Care-12.1%			
Apria Healthcare Group	12,125	a	408,976
Barr Pharmaceuticals	13,500	a	640,170
Cephalon	19,200	a	804,480
Coventry Health Care	33,900	a	2,397,747
Dade Behring Holdings	11,100		841,380
Diagnostic Products	17,150		968,289
Endo Pharmaceuticals Holdings	24,600	a	700,116
Express Scripts	17,300	a	904,790
First Horizon Pharmaceutical	32,300	a	687,344
Genesis HealthCare	17,200	a	773,484
Hospira	27,800	a	1,063,350
Invitrogen	23,400	a	2,007,018
Kindred Healthcare	20,200	a	742,148
Millipore	20,850	a	1,277,480
PacifiCare Health Systems	32,300	a	2,461,260
PerkinElmer	31,600		662,968
Sybron Dental Specialties	23,200	a	852,600
Thermo Electron	38,400	a	1,146,624
United Therapeutics	10,900	a	581,515
Varian Medical Systems	48,550	a	1,906,073
WellChoice	15,100	a	996,600
			22,824,412
Interest Sensitive-17.7%			
Allmerica Financial	24,100	a	939,900
AMB Property	20,800		956,592
American Financial Group	47,700		1,614,168
AmeriCredit	46,200	a	1,234,464
Apollo Investment	45,900		825,741
Bank of Hawaii	29,250		1,501,987
BankAtlantic Bancorp, Cl. A	58,100		1,042,314
BlackRock, Cl. A	10,300		875,500
Chicago Mercantile Exchange	2,700		812,835
Colonial BancGroup	60,200		1,400,854
Dime Bancorp (warrants)	68,300	a	11,611
Downey Financial	13,200		1,022,208
Edwards (A.G.)	29,400		1,302,420
Federal Realty Investment Trust	18,100		1,182,111
First Marblehead	10,500	a	364,875
FirstFed Financial	6,900	a	431,112
Hudson City Bancorp	90,400		1,069,432
Investors Financial Services	28,300		974,086
La Quinta	83,600	a	752,400
Lincoln National	24,800		1,197,840
Mercury General	14,100		813,711
MoneyGram International	50,600		1,064,624
National Financial Partners	22,000		995,500
New Century Financial	17,950		940,221
Regency Centers	16,900		1,042,730
Selective Insurance Group	16,900		841,451
State Auto Financial	28,300		890,035
SVB Financial Group	23,200	a	1,191,088
T. Rowe Price Group	14,700		975,345
United Fire & Casualty	27,400		1,226,972
Unitrin	22,600		1,203,450
Weingarten Realty Investors	35,500		1,394,440
Wilmington Trust	32,600		1,222,826
			33,314,843
Producer Goods-16.0%			
Alpha Natural Resources	39,700	a	1,111,600
Bemis	39,200		1,058,400
Brady, Cl. A	23,900		817,380
Brookfield Homes	13,100		652,380
CNF	25,600		1,320,704
Cooper Industries, Cl. A	14,000		904,120
Crane	25,350		789,652
Eagle Materials	8,900		914,030
Energizer Holdings	20,700	a	1,322,730
Florida Rock Industries	15,350		842,562
FMC	27,000	a	1,632,960
Grainger (W.W.)	16,900		1,053,208
J.B. Hunt Transport Services	79,700		1,564,511
Lennar, Cl. A	40,750		2,741,253
Lyondell Chemical	39,300		1,098,042
Nucor	17,400		964,830
Overseas Shipholding Group	23,700		1,470,585
Potlatch	18,500		1,069,300
Quanex	15,400		939,400
Rockwell Automation	15,700		808,707
Sherwin-Williams	17,450		830,794
Sigma-Aldrich	14,950		959,192
Silgan Holdings	10,800		620,244
Standard Pacific	13,600		1,297,304
Stanley Works	24,200		1,184,106
Teledyne Technologies	24,000	a	910,800
Toll Brothers	22,100	a	1,224,782
			30,103,576
Services-10.0%			
Acxiom	50,400		1,016,064
Catalina Marketing	28,100		672,433
Cognizant Technology Solutions	40,400	a	1,982,832
Copart	51,600	a	1,262,136
Cox Radio, Cl. A	38,250	a	602,438
Education Management	29,100	a	1,011,225
Equifax	28,800		1,048,320
FactSet Research Systems	39,000		1,430,520
Gemstar-TV Guide International	122,300	a	376,684
Getty Images	12,700	a	1,025,525
ITT Educational Services	22,150	a	1,135,187
Manpower	29,800		1,424,440
NAVTEQ	11,200	a	492,464
ProQuest	16,200	a	561,330
Republic Services	53,900		1,953,875
Rollins	27,400		572,386
Washington Post, Cl. B	2,600		2,310,880
			18,878,739
Technology-11.2%			
Amphenol, Cl. A	33,800		1,505,452
Arrow Electronics	53,500	a	1,606,070
Autodesk	32,400	a	1,107,756
Avnet	35,700	a	934,626
Freescale Semiconductor, Cl. B	49,600	a	1,277,200
Harris	60,200		2,231,614
Imation	22,600		979,710
InfoSpace	21,500	a	519,010
Intuit	19,700	a	945,600
Komag	28,900	a	1,025,372
Lam Research	29,100	a	827,895
Micrel	65,000	a	785,850
Microchip Technology	28,100		873,067
National Semiconductor	36,300		896,973
Novell	119,600	a	727,168
SanDisk	30,600	a	1,034,892
Sybase	40,400	a	859,712
Tech Data	27,200	a	1,054,816
Transaction Systems Architects, Cl. A	36,600	a	979,050
Western Digital	64,100	a	960,859
			21,132,692
Utilities-5.0%			
CenturyTel	34,200		1,175,454
Great Plains Energy	42,300		1,373,058
NRG Energy	26,300	a	1,008,605
OGE Energy	51,100		1,552,418
Pinnacle West Capital	22,200		1,016,760
SCANA	40,850		1,716,925
WPS Resources	28,250		1,631,720
			9,474,940
Total Common Stocks			
(cost $152,420,487)			**188,457,095**

Short-Term Investments-.4%	Amount ($)	Value ($)
Repurchase Agreements;		
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 3.19%, dated 7/31/2005, due 8/1/2005 in the amount of $800,213 (fully collateralized by $823,852 U.S. Treasury Strips, due 11/15/2005, value $816,001) (cost $800,000)	800,000	**800,000**
Total Investments(cost $153,220,487)	100.5%	**189,257,095**
Liabilities, Less Cash and Receivables	(.5%)	**(939,346)**
Net Assets	100.0%	**188,317,749**

a Non-income producing

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER LIMITED TERM INCOME FUND
Statement of Investments
July 31, 2005 (Unaudited)

Bonds and Notes - 113.9 %	Principal Amount(a)	Value ($)
Aerospace & Defense - .5%		
Raytheon,		
Notes, 5.375%, 2013	230,000	**236,063**
Asset-Backed Ctfs./Automobile Receivables - 4.8%		
Ford Credit Auto Owner Trust:		
Ser. 2004-A, Cl. C, 4.19%, 2009	100,000	98,985
Ser. 2005-B, Cl. B, 4.64%, 2010	225,000	224,824
Honda Auto Receivables Owner Trust,		
Ser. 2003-2, Cl. A3, 1.69%, 2007	43,571	43,346
Hyundai Auto Receivables Trust,		
Ser. 2004-A, Cl. B, 3.46%, 2011	80,000	78,356
National City Auto Receivables Trust,		
Ser. 2004-A, Cl. A3, 2.11%, 2008	140,000	138,231
Nissan Auto Receivables Owner Trust,		
Ser. 2003-C, Cl. A4, 2.7%, 2007	320,000	316,064
USAA Auto Owner Trust:		
Ser. 2004-1, Cl. A3, 2.06%, 2008	700,000	691,721
Ser. 2004-2, Cl. A4, 3.58%, 2011	255,000	251,116
Volkswagen Auto Loan Enhanced Trust,		
Ser. 2003-1, Cl. A3, 1.49%, 2007	105,493	104,720
WFS Financial Owner Trust:		
Ser. 2004-3, Cl. B, 3.51%, 2012	124,534	122,488
Ser. 2004-4, Cl. C, 3.21%, 2012	200,861	197,860
Whole Auto Loan Trust,		
Ser. 2003-1, Cl. A4, 2.58%, 2010	180,000	176,446
		2,444,157
Asset-Backed Ctfs./Credit Cards - .5%		
Capital One Multi-Asset Execution Trust,		
Ser. 2004-C1, Cl. C1, 3.4%, 2009	250,000	**246,192**
Asset-Backed Ctfs./Home Equity Loans - 9.4%		
ACE Securities:		
Ser. 2005-HE1, Cl. A2A, 3.58%, 2035	391,516 b	391,808
Ser. 2005-HE2, Cl. A2A, 3.55%, 2035	292,148 b	292,342
Accredited Mortgage Loan Trust,		
Ser. 2005-1 Cl. A2A, 3.56%, 2035	399,208 b	399,511
Ameriquest Mortgage Securities:		
Ser. 2003-8, Cl. AF3, 4.37%, 2033	65,000	64,914
Ser. 2003-11, Cl. AF6, 5.14%, 2034	55,000	55,275
Ser. 2005-R1, Cl. A3A, 3.56%, 2035	241,019 b	241,240
Bayview Financial Acquisition Trust,		
Ser. 2005-B, Cl. 1A6, 5.208%, 2039	145,000	145,929
Bear Stearns Asset-Backed Securities:		
Ser. 2005-HE2, Cl. 1A1, 3.57%, 2035	450,184 b	450,516
Ser. 2005-HE3, Cl. 1A1, 3.54%, 2035	375,703 b	375,955
CS First Boston Mortgage Securities,		
Ser. 2005-FIX1, Cl. A5, 4.9%, 2035	290,000	287,631
Centex Home Equity,		
Ser. 2004-A, Cl. AF2, 2.67%, 2021	115,581	115,353
Chec Loan Trust,		
Ser. 2004-2, Cl. A1, 3.63%, 2025	102,017 b	102,089
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 3.56%, 2035	440,227 b	440,758
Merrill Lynch Mortgage Investors:		
Ser. 2005-NC1, Cl. A2A, 3.57%, 2035	230,865 b	231,049
Ser. 2005-WMCI, Cl. A2A, 3.56%, 2035	298,991 b	299,239
Residential Asset Securities:		
Ser. 2002-KS4, Cl. AIIB, 3.71%, 2032	381,840 b	382,781
Ser. 2004-KS10, Cl. AI1, 3.63%, 2013	104,591 b	104,682
Ser. 2005-EMX1, Cl. AI1, 3.56%, 2035	449,531 b	449,868
		4,830,940
Asset-Backed Ctfs./ Manufactured Housing - .4%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	196,546	**209,090**
Asset-Backed Ctfs./ Other - 5.2%		
Countrywide Asset-Backed Certificates:		
Ser. 2004-14, Cl. A1, 3.6%, 2035	136,177 b	136,286
Ser. 2005-2, Cl. 2A1, 3.55%, 2035	433,221 b	433,260
Morgan Stanley ABS Capital I,		
Ser. 2005-WMC2, Cl. A2A, 3.54%, 2035	388,423 b	388,665
Park Place Securities,		
Ser. 2005-WHQ1, Cl. A3A, 3.57%, 2035	387,111 b	387,512
Residential Asset Mortgage Products:		
Ser. 2003-RS9, Cl. MI1, 5.8%, 2033	105,000	105,442
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026	120,000	119,212
Ser. 2004-RS9, Cl. AI2, 3.675%, 2026	90,000	89,181
Ser. 2004-RS12, Cl. AII1, 3.59%, 2027	197,589 b	197,788
Ser. 2005-RS2, Cl. AII1, 3.57%, 2035	394,293 b	394,650
Specialty Underwriting & Residential Finance:		
Ser. 2004-BC4, Cl. A2A, 3.61%, 2035	276,688 b	276,928
Ser. 2005-BC1, Cl. A1A, 3.57%, 2035	150,971 b	151,076
		2,680,000
Automotive - .4%		
DaimlerChrysler:		
Notes, 4.875%, 2010	65,000	64,358
Notes, 7.3%, 2012	110,000	121,855
		186,213
Banking - 2.6%		
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.506%, 2049	270,000 b,c	261,278
Crestar Capital Trust I,		
Capital Securities, 8.16%, 2026	120,000	129,613
Nordea Bank,		
Bonds, 5.424%, 2049	130,000 b,c	131,418
SouthTrust,		
Sub. Notes, 5.8%, 2014	100,000	105,089
Sumitomo Mitsui Banking,		
Notes, 5.625%, 2049	145,000 b,c	144,732
Wachovia,		
Sub. Notes, 5.25%, 2014	75,000	76,535
Washington Mutual,		
Sub. Notes, 4.625%, 2014	315,000	301,101
Wells Fargo Capital,		
Capital Securities, 7.95%, 2026	60,000 c	64,533
Zions Bancorp,		
Sub. Notes, 6%, 2015	100,000	106,558
		1,320,857
Chemicals - .1%		
Lubrizol,		
Sr. Notes, 4.625%, 2009	50,000	**49,587**

Commercial Mortgage Pass-Through Ctfs. - 7.4%		
Bear Stearns Commercial Mortgage Securities:		
Ser. 1999-WF2, Cl. A1, 6.8%, 2031	90,559	92,559
Ser. 2003-T12, Cl. A4, 4.68%, 2039	200,000	198,292
Ser. 2004-PWR5, Cl.A3, 4.565%, 2042	110,000	108,984
Ser. 2005-T18, Cl. A2, 4.556%, 2042	85,000	84,575
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	200,000	215,844
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	175,000 c	187,936
Capco America Securitization,		
Ser. 1998-D7, Cl. A1B, 6.26%, 2030	700,000	732,815
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	65,000 c	64,142
DLJ Commercial Mortgage:		
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031	270,000	282,530
Ser. 1999-CG1, Cl. A1B, 6.46%, 2032	370,000	390,346
First Union-Lehman Brothers-Bank of America,		
Ser. 1998-C2, Cl. A2, 6.56%, 2035	294,969	307,662
J.P. Morgan Commercial Mortgage Finance,		
Ser. 2000-C10, Cl. A2, 7.371%, 2032	290,000	318,477
LB Commercial Conduit Mortgage Trust,		
Ser. 1999-C1, Cl. B, 6.93%, 2031	150,000	161,632
Mach One Trust,		
Ser. 2004-1A, Cl. A1, 3.89%, 2040	207,323 c	203,465
Morgan Stanley Capital I,		
Ser. 1998-WFI, Cl. A2, 6.55%, 2030	454,489	472,034
		3,821,293
Commercial Services - 1.0%		
Aramark Services:		
Notes, 5%, 2012	105,000	103,138
Sr. Notes, 6.375%, 2008	135,000	140,165
ERAC USA Finance,		
Notes, 6.7%, 2034	160,000 c	174,315
R.R. Donnelley & Sons,		
Notes, 4.95%, 2014	125,000	120,179
		537,797
Diversified Financial Services - 7.9%		
Amvescap:		
Notes, 5.375%, 2014	150,000	148,830
Sr. Notes, 5.9%, 2007	130,000	132,565
Boeing Capital,		
Sr. Notes, 7.375%, 2010	175,000	197,033
Citigroup,		
Sub. Notes, 5%, 2014	185,000	185,571
Countrywide Home Loans,		
Notes, 4.125%, 2009	175,000	170,609
Fondo LatinoAmericano De Reservas,		
Notes, 3%, 2006	145,000 c	143,353
Ford Motor Credit,		
Notes, 6.625%, 2008	130,000 d	129,953
General Electric Capital,		
Notes, Ser. A, 6.125%, 2011	295,000	314,813
Glencore Funding,		
Notes, 6%, 2014	180,000 c	172,779
Goldman Sachs,		
Notes, 5.25%, 2013	115,000	117,328
HSBC Finance,		
Notes, 6.75%, 2011	265,000	289,748
International Lease Finance,		
Notes, 4.75%, 2012	145,000	141,929
J.P. Morgan Chase & Co.,		
Sub. Notes, 5.125%, 2014	370,000	372,893
Jefferies,		
Sr. Notes, 7.75%, 2012	250,000	281,303
MBNA,		
Notes, 6.125%, 2013	375,000	401,915
Merrill Lynch & Co.,		
Notes, Ser. C, 5%, 2015	140,000	140,418
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	250,000	243,426
Pearson Dollar Finance,		
Notes, 4.7%, 2009	200,000 c	198,256
Residential Capital:		
Notes, 4.835%, 2007	80,000 b,c	80,127
Notes, 6.375%, 2010	210,000 c	213,598
		4,076,447
Drugs & Pharmaceuticals- .3%		
Wyeth,		
Notes, 5.5%, 2014	125,000	**129,589**
Entertainment - .3%		
Carnival,		
Notes, 3.75%, 2007	140,000	**137,682**
Environmental Control - .4%		
Oakmont Asset Trust,		
Notes, 4.514%, 2008	155,000 c	152,450
Republic Services,		
Notes, 6.086%, 2035	35,000	36,687
		189,137
Food & Beverages - 1.2%		
H.J. Heinz,		
Bonds, 6.189%, 2005	290,000 b,c	292,083
Kroger,		
Sr. Notes, 6.2%, 2012	200,000 d	212,209
Safeway,		
Notes, 4.95%, 2010	135,000	134,317
		638,609
Foreign/Governmental - 6.5%		
Deutsche Bundesrepublik,		
Bonds, 3.75%, 2015	825,000	1,043,393
Russian Federation:		
Notes, 10%, 2007	485,000 c	534,106
Notes, 12.75%, 2028	130,000	234,193
Swedish Government,		
Bonds, 5.25%, 2011	10,535,000	1,536,657
		3,348,349
Insurance - 1.4%		
Aon Capital Trust,		
Capital Securities, 8.205%, 2027	115,000	133,088
Assurant,		
Sr. Notes, 6.75%, 2034	35,000	39,003
MetLife,		
Sr. Notes, 5%, 2015	260,000	260,090
Nationwide Mutual Insurance,		
Notes, 8.25%, 2031	190,000 c	241,832
Prudential Financial,		
Sr. Notes, 4.104%, 2006	45,000	44,894
		718,907
Manufacturing - .6%		
Tyco International,		
Notes, 6%, 2013	295,000	**316,954**
Media - 1.1%		
Clear Channel Communications,		
Sr. Notes, 7.65%, 2010	175,000	187,139
Comcast Cable Communications,		
Sr. Notes, 6.75%, 2011	250,000	272,171
Univision Communications,		
Sr. Notes, 2.875%, 2006	135,000	132,028
		591,338
Oil & Gas - .3%		
ONEOK,		
Sr. Notes, 5.2%, 2015	135,000	**134,795**
Paper & Forest Products - .5%		
Celulosa Arauco y Constitucion,		
Notes, 5.625%, 2015	115,000 c	114,827
International Paper,		
Notes, 5.85%, 2012	65,000	67,138
Weyerhaeuser,		
Notes, 6.75%, 2012	60,000	65,377
		247,342
Pipelines - .5%		
Buckeye Partners,		
Notes, 5.3%, 2014	145,000	145,145
Enbridge Energy Partners,		
Sr. Notes, 6.3%, 2034	130,000	135,361
		280,506
Real Estate Investment Trusts - 3.5%		
Archstone-Smith Operating Trust,		
Notes, 5.25%, 2015	175,000	175,109
Arden Realty:		
Notes, 5.2%, 2011	140,000	139,160
Notes, 5.25%, 2015	25,000	24,560
Boston Properties,		
Sr. Notes, 6.25%, 2013	140,000	149,260
Duke Realty,		
Sr. Notes, 5.25%, 2010	300,000	303,920
EOP Operating,		
Bonds, 7.875%, 2031	250,000	308,386
ERP Operating,		
Notes, 5.25%, 2014	60,000	60,348
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	200,000	193,552
Mack-Cali Realty:		
Notes, 5.05%, 2010	100,000	99,883
Notes, 5.125%, 2015	70,000	68,779
Regency Centers,		
Bonds, 5.25%, 2015	105,000 c	104,549
Simon Property:		
Notes, 4.6%, 2010	50,000 c	49,258
Notes, 5.625%, 2014	135,000	138,513
		1,815,277

Residential Mortgage Pass-Through Ctfs. - 4.1%		
Banc of America Mortgage Securities,		
Ser. 2004-F, Cl. 2A7, 4.168%, 2034	333,338 b	327,382
Citigroup Mortgage Loan Trust,		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	115,000	113,484
Nomura Asset Acceptance:		
Ser. 2005-AP1, Cl.2A5, 4.855%, 2035	285,000	279,648
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	190,000	187,385
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	105,000	104,399
Opteum Mortgage Acceptance,		
Ser. 2005-1, Cl. A2, 3.6%, 2035	330,309 b	330,300
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 3.56%, 2035	304,371 b	304,371
Washington Mutual:		
Ser. 2003-AR10, Cl. A6, 4.073%, 2033	125,000 b	123,109
Ser. 2004-AR7, Cl. A6, 3.95%, 2034	150,000 b	146,310
Ser. 2004-AR9, Cl. A7, 4.2%, 2034	195,000 b	192,268
		2,108,656
Retail - .1%		
CVS,		
Notes, 4.9%, 2009	60,000	**58,672**
Technology - .3%		
First Data,		
Sr. Notes, 4.5%, 2010	135,000	**134,380**
Telecommunications - 2.5%		
ALLTEL,		
Notes, 4.656%, 2007	155,000	155,558
BellSouth,		
Bonds, 6.55%, 2034	190,000 d	212,460
France Telecom,		
Notes, 8.5%, 2011	90,000	103,186
New Cingular Wireless Services,		
Sr. Notes, 7.875%, 2011	170,000	194,958
Sprint Capital,		
Notes, 8.75%, 2032	325,000	448,611
Verizon Wireless Capital,		
Notes, 5.375%, 2006	170,000	172,402
		1,287,175
Transportation - .2%		
FedEx,		
Notes, 3.5%, 2009	70,000	67,394
Ryder Systems,		
Bonds, 5%, 2012	45,000	44,190
		111,584
U.S. Government- 8.3%		
U.S. Treasury Bonds,		
5.25%, 11/15/2028	1,905,000	2,099,215
U.S. Treasury Notes:		
3.625%, 4/30/2007	610,000 d	606,230
4.75%, 5/15/2014	1,520,000 d	1,573,550
		4,278,995
U.S. Government Agencies- 1.4%		
Federal Farm Credit Bank,		
Bonds, 2.375%, 10/2/2006	400,000	392,103
Federal Home Loan Mortgage Corp.,		
Notes, 5.125%, 7/15/2012	300,000	311,928
		704,031
U.S. Government Agencies/Mortgage-Backed- 37.6%		
Federal Home Loan Mortgage Corp.:		
4%, 10/1/2009	87,434	86,314
4.5%, 10/1/2009	150,552	150,458
5%, 6/1/2033	440,003	434,226
6%, 6/1/2012-2/1/2014	51,042	52,733
6.5%, 3/1/2011-9/1/2029	97,133	100,681
7%, 3/1/2012	29,846	31,227
7.5%, 12/1/2025-1/1/2031	65,864	70,454
8%, 10/1/2019-10/1/2030	34,885	37,309
8.5%, 7/1/2030	2,919	3,181
9%, 8/1/2030	4,855	5,378
Federal National Mortgage Association:		
4%, 5/1/2010	246,142	241,296
4.5%, 6/1/2010-8/1/2018	977,630	964,333
5%,	5,045,000 e	5,008,350
5%, 7/1/2011-10/1/2011	252,686	254,185
5.5%,	5,735,000 e	5,801,453
5.5%, 12/1/2024-1/1/2034	1,174,536	1,185,204
6%,	875,000 e	903,709
6%, 9/1/2013-2/1/2017	240,598	248,718
7%, 7/1/2015-5/1/2031	62,427	65,693
7.5%, 3/1/2012-3/1/2031	71,840	76,369
8%, 5/1/2013-3/1/2031	38,799	41,650
Grantor Trust,		
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011	210,000	220,110
Government National Mortgage Association I:		
6%, 1/15/2029	68,107	70,151
6.5%, 9/15/2008-6/15/2029	102,788	107,571
7%, 8/15/2025-9/15/2031	82,960	87,794
7.5%, 12/15/2026-1/15/2031	31,849	34,075
8%, 1/15/2030-10/15/2030	24,739	26,679
8.5%, 4/15/2025-9/15/2030	12,891	14,191
9%, 10/15/2027	11,810	13,062
9.5%, 2/15/2025	10,274	11,446
Ser. 2003-64, Cl. A, 3.089%, 4/16/2024	133,411	130,894
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022	247,318	239,006
Ser. 2004-23, Cl. B, 2.946%, 3/16/2019	250,000	239,483
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	338,268	327,997
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	277,043	266,382
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	354,499	350,424
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019	176,166	170,190
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017	263,682	258,248
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	263,185	255,697
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022	253,821	244,314
Ser. 2005-09, Cl. A, 4.026%, 5/16/2022	123,116	121,106
Ser. 2005-12, Cl. A, 4.044%, 5/16/2021	90,043	88,764
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	129,525	126,909
Ser. 2005-50, Cl. A, 4.015%, 11/16/2010	120,000	117,638
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	75,000	74,461
		19,359,513
Utilities/Gas & Electric- 2.6%		
Alabama Power,		
Sr. Notes, Ser. X, 3.125%, 2008	140,000	135,202
Consolidated Edison Company of New York,		
Debs., Ser. 2002-B, 4.875%, 2013	200,000	201,573
Dominion Resources,		
Bonds, 5.95%, 2035	135,000	138,449
Duke Energy,		
Sr. Notes, 5.625%, 2012	50,000	52,145
Niagara Mohawk Power,		
First Mortgage Bonds, 7.75%, 2006	300,000	308,219
Ohio Power,		
Sr. Notes, Ser. G, 6.6%, 2033	20,000	22,948
Peco Energy,		
First Mortgage Bonds, 3.5%, 2008	135,000	131,429
Pepco,		
Notes, 5.5%, 2007	285,000	289,671
Southern California Edison,		
First Mortgage Bonds, 5%, 2014	70,000	70,579
		1,350,215
Total Bonds and Notes		
(cost $ 58,934,599)		**58,580,342**

	Face Amount Covered	
Options- .0%	by Contracts($)	Value ($)
Call Options:		
U.S. Treasury Notes,		
4%, 2/15/2015, August 2005 @ $98.453125	550,000	33
U.S. Treasury Notes,		
4.125%, 5/15/2015, August 2005 @ $101.328125	545,000	327
Total Options		
(cost $ 12,747)		**360**
	Principal	
Short-Term Investments - 6.6%	Amount ($)	Value ($)
U.S. Treasury Bills;		
3.06%, 9/29/2005		
(cost $ 3,402,347)	3,420,000	**3,402,113**
Investment of Cash Collateral for		
Securities Loaned - 5.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $ 2,815,474)	2,815,474 f	**2,815,474**
Total Investments (cost $ 65,165,167)	**126.0%**	**64,798,289**
Liabilities, Less Cash and Receivables	**-26.0%**	**(13,365,972)**
Net Assets	**100.0%**	**51,432,317**

a Principal amount stated in U.S. Dollars unless otherwise noted:
EUR- Euro
SEK- Swedish Krona

b Variable rate security-interest rate subject to periodic change.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $ 3,529,037 or 6.9% of net assets.

d All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $ 2,726,404 and the total market value of the collateral held by the fund is $ 2,815,474.

e Purchased on a forward commitment basis.

f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Large Company Stock Fund
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-100.0%	Shares		Value($)
Consumer Discretionary-12.9%			
Advance Auto Parts	15,830	a	1,091,637
Carnival	9,070		475,268
Coach	27,050	a	949,726
Comcast, Cl. A	25,250	a	775,933
Hilton Hotels	19,190		474,952
Home Depot	20,780		904,138
J. C. Penney (Holding)	19,370		1,087,432
Marriott International, Cl. A	13,850		948,309
McDonald's	31,190		972,192
Nordstrom	19,900	b	736,499
Omnicom Group	5,600		475,272
Time Warner	79,790		1,358,026
Walt Disney	48,910		1,254,052
Whirlpool	6,690		535,066
			12,038,502
Consumer Staples-9.5%			
Altria Group	24,220		1,621,771
CVS	19,960		619,359
Diageo, ADR	8,330		463,731
Estee Lauder Cos., Cl. A	15,050		589,057
Gillette	21,950		1,178,057
Kellogg	10,830		490,707
PepsiCo	20,100		1,096,053
Procter & Gamble	32,140		1,787,948
Wal-Mart Stores	19,580		966,273
			8,812,956
Energy-8.7%			
Anadarko Petroleum	4,390		387,856
Chevron	12,260	b	711,203
ConocoPhillips	21,840		1,366,966
Devon Energy	19,100		1,071,319
Exxon Mobil	51,850		3,046,188
Transocean	12,040	a	679,417
Weatherford International	13,690	a	866,303
			8,129,252
Health Care-13.9%			
Aetna	5,440		421,056
Boston Scientific	17,050	a	493,597
Charles River Laboratories International	10,430	a	507,941
Fisher Scientific International	14,510	a	972,895
Genzyme	6,170	a	459,110
Hospira	20,580	a	787,185
Johnson & Johnson	26,160		1,673,194
Laboratory Corporation of America Holdings	7,890	a	399,786
Pfizer	72,313		1,916,295
Sanofi-Synthelabo, ADR	23,110		1,000,663
St. Jude Medical	10,910	a	517,243
Triad Hospitals	8,200	a	407,294
WebMD	64,010	a	679,146
WellPoint	16,100	a	1,138,914
Wyeth	34,100		1,560,075
			12,934,394
Industrials-12.0%			
Burlington Northern Santa Fe	11,440		620,620
Caterpillar	8,060		434,515
Danaher	15,830	b	877,773
Deere & Co.	5,250		386,033
Emerson Electric	10,690		703,402
FedEx	5,660		475,949
General Electric	91,750		3,165,375
Honeywell International	9,030		354,698
Lockheed Martin	8,910		555,984
Norfolk Southern	15,100		561,871
Rockwell Automation	11,480		591,335
Textron	10,600		786,202
Tyco International	30,850		940,000
United Technologies	14,720	b	746,304
			11,200,061

Information Technology-14.6%			
Cisco Systems	51,200	a	980,480
EMC	64,660	a	885,195
Global Payments	8,520		564,365
Intel	52,320		1,419,965
International Business Machines	31,360		2,617,306
Lucent Technologies (Warrants)	1,196	a	873
Microsoft	78,950		2,021,909
Motorola	52,020		1,101,784
National Semiconductor	27,980		691,386
Oracle	67,350	a	914,613
Texas Instruments	48,940		1,554,334
Yahoo!	26,660	a,b	888,844
			13,641,054
Interest Sensitive-20.0%			
American Express	13,350		734,250
American International Group	11,777		708,976
AmeriCredit	19,020	a	508,215
Axis Capital Holdings	25,650		738,720
Bank of America	52,780		2,301,208
CIT Group	22,400		988,736
Capital One Financial	9,980		823,350
Chubb	10,990		976,132
Citigroup	62,350		2,712,225
Countrywide Financial	12,110		435,960
Fannie Mae	19,860		1,109,380
Franklin Resources	6,570		530,987
Freddie Mac	6,880		435,366
Goldman Sachs Group	8,430		906,056
JPMorgan Chase & Co.	12,770		448,738
Lehman Brothers Holdings	7,760	b	815,809
Merrill Lynch & Co.	8,190		481,408
Northern Trust	10,110		513,588
Radian Group	15,140		780,921
Wachovia	32,990		1,662,036
			18,612,061
Materials-2.9%			
Air Products & Chemicals	11,140		665,726
Alcoa	32,090		900,125
Dow Chemical	10,900		522,655
E. I. du Pont de Nemours	8,490		362,353
PPG Industries	4,300		279,629
			2,730,488
Telecommunication Services-2.2%			
SBC Communications	28,670		700,981
Verizon Communications	38,190		1,307,244
			2,008,225
Utilities-3.3%			
Constellation Energy Group	12,420		747,808
Exelon	9,040		483,821
PG&E	33,460	b	1,259,100
Sempra Energy	14,040		596,700
			3,087,429
Total Common Stocks			
(cost $78,329,521)			**93,194,422**

Short Term Investments-0.3%	Principal Amount($)	Value($)
U.S. Treasury Bills:		
3.14%, 8/25/2005		
(cost $223,531)	224,000	**223,474**

Investment Of Cash Collateral for Securities Loaned-3.9%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,652,050)	3,652,050 c	**3,652,050**
Total Investments (cost $82,205,102)	104.2%	**97,069,946**
Liabilities, Less Cash and Receivables	(4.2%)	**(3,880,155)**
Net Assets	100.0%	**93,189,791**

ADR- American Depository Receipts.
a Non-income producing.
b All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $3,484,763 and the total market value of the collateral held by the fund is $3,652,050.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Balanced Fund
Statement of Investments
July 31, 2005 (Unaudited)

Common Stocks-63.1%	Shares		Value ($)
Consumer Discretionary-6.9%			
Advance Auto Parts	22,800	a	1,572,288
Carnival	36,000		1,886,400
Dollar General	57,500		1,168,400
Federated Department Stores	13,000		986,310
Hilton Hotels	71,600		1,772,100
Home Depot	34,700		1,509,797
News, Cl. A	73,300		1,200,654
Target	18,800		1,104,500
Walt Disney	52,800		1,353,792
			12,554,241
Consumer Staples-6.3%			
Altria Group	36,200		2,423,952
CVS	51,200		1,588,736
Estee Lauder Cos., Cl. A	23,300		911,962
PepsiCo	45,600		2,486,568
Procter & Gamble	42,700		2,375,401
Wal-Mart Stores	32,000		1,579,200
			11,365,819
Energy-5.8%			
Anadarko Petroleum	13,000		1,148,550
Chevron	49,700		2,883,097
ConocoPhillips	21,000		1,314,390
Exxon Mobil	86,100		5,058,375
			10,404,412
Financial-12.6%			
American Express	63,400		3,487,000
Bank of America	80,400		3,505,440
Capital One Financial	10,000		825,000
Citigroup	83,300		3,623,550
Countrywide Financial	51,000		1,836,000
Fidelity National Financial	44,200		1,741,480
Goldman Sachs Group	22,300		2,396,804
JPMorgan Chase & Co.	51,800		1,820,252
Merrill Lynch & Co.	23,400		1,375,452
Radian Group	42,500		2,192,150
			22,803,128
Health Care-8.5%			
Alcon	19,000		2,176,450
Caremark Rx	25,400	a	1,132,332
Fisher Scientific International	20,600	a	1,381,230
Genzyme	30,100	a	2,239,741
Johnson & Johnson	43,100		2,756,676
Novartis, ADR	38,000		1,850,980
Pfizer	45,800		1,213,700
WellPoint	16,800	a	1,188,432
Wyeth	29,500		1,349,625
			15,289,166
Industrial-7.4%			
Burlington Northern Santa Fe	44,900		2,435,825
Caterpillar	14,000		754,740
Danaher	28,600		1,585,870
Emerson Electric	23,000		1,513,400
General Electric	131,700		4,543,650
3M	7,500		562,500
Tyco International	65,400		1,992,738
			13,388,723
Information Technology-9.8%			
Altera	19,400	a	424,278
Amdocs	18,500	a	549,265
Cisco Systems	68,400	a	1,309,860
Dell	32,800	a	1,327,416
EMC	146,300	a	2,002,847
Intel	64,300		1,745,102
International Business Machines	30,300		2,528,838
Microsoft	61,200		1,567,332
Motorola	102,700		2,175,186
National Semiconductor	29,100		719,061
Texas Instruments	49,600		1,575,296
VeriSign	19,300	a	507,783
Yahoo!	38,600	a	1,286,924
			17,719,188
Materials-1.9%			
Air Products & Chemicals	30,500		1,822,680
du Pont EI de Nemours	39,700		1,694,396
			3,517,076
Telecommunication Services-1.9%			
SBC Communications	68,100		1,665,045
Verizon Communications	54,400		1,862,112
			3,527,157
Utilities-2.0%			
Consolidated Edison	14,000		674,240
PG&E	16,500		620,895
Sempra Energy	21,500		913,750
Southern	41,700		1,459,083
			3,667,968
Total Common Stocks			
(cost $96,453,745)			**114,236,878**

Bonds and Notes-34.1%	Principal Amount ($)		Value ($)
Aerospace & Defense-.2%			
L-3 Communications,			
Gtd. Notes, 7.625%, 6/15/2012	120,000		129,000
Sr. Sub. Notes, 6.375%, 10/15/2015	30,000	b	30,375
Northrop Grumman,			
Gtd. Notes, 7.125%, 2/15/2011	75,000		83,513
Raytheon,			
Notes, 5.50%, 11/15/2012	65,000		67,320
			310,208
Agricultural-.2%			
Altria Group,			
Notes, 7%, 11/4/2013	270,000		**296,353**
Asset-Backed Certificates-Automobile-1.0%			
Ford Credit Auto Owner Trust,			
Ser. 2005-B, Cl. B, 4.64%, 4/15/2010	195,000		194,847
WFS Financial Owner Trust:			
Ser. 2003-3, Cl. A4, 3.25%, 5/20/2011	1,600,000		1,577,780
Ser. 2005-2, Cl. B, 4.57%, 11/19/2012	105,000		105,040
			1,877,667
Asset-Backed Certificates-Home Equity Loans-.1%			
Ameriquest Mortgage Securities,			
Ser. 2003-11, Cl. AF6, 5.14%, 1/25/2034	175,000		**175,876**
Asset-Backed Certificates-Manufactured Housing-.1%			
Green Tree Financial,			
Ser. 1994-7, Cl. M1, 9.25%, 3/15/2020	196,546		**209,090**
Asset-Backed Certificates-Other-1.5%			
Residential Asset Mortgage Products,			
Ser. 2003-RS8, Cl. AI4, 4.22%, 10/25/2028	1,600,000		1,590,681
Saxon Asset Securities Trust,			
Ser. 2004-2, Cl. AF2, 4.15%, 8/25/2035	1,081,000		1,068,789
			2,659,470
Auto Manufacturing-.1%			
DaimlerChrysler Holding:			
Gtd. Notes, 8.50%, 1/18/2031	60,000	c	77,135
Notes, 4.875%, 6/15/2010	50,000		49,506
			126,641
Banking-1.0%			
Chevy Chase Bank FSB,			
Sub. Notes, 6.875%, 12/1/2013	105,000		109,200
Chuo Mitsui Trust & Banking,			
Sub. Notes, 5.506%, 12/1/2049	200,000	b	193,539
John Deere Capital,			
Sr. Notes, Ser. D, 4.40%, 7/15/2009	90,000		89,395

Northern Rock,			
Sub. Notes, 5.60%, 4/30/2049	190,000	b	192,897
Rabobank Capital Funding II,			
Bonds, 5.26%, 12/31/2013	490,000	b,d	493,364
Union Planters,			
Sr. Unscd. Notes, 4.375%, 12/1/2010	200,000		196,185
Washington Mutual,			
Sub. Notes, 4.625%, 4/1/2014	355,000		339,336
Wells Fargo & Co.,			
Sub. Notes, 6.375%, 8/1/2011	95,000		103,096
Zions Bancorporation,			
Sub. Notes, 6%, 9/15/2015	140,000		149,181
			1,866,193
Building & Construction-.0%			
American Standard,			
Gtd. Notes, 7.375%, 2/1/2008	85,000		**90,076**
Casinos-.0%			
MGM Mirage,			
Gtd. Notes, 6%, 10/1/2009	65,000		**65,488**
Chemicals-.4%			
ICI Wilmington,			
Gtd. Notes, 5.625%, 12/1/2013	190,000		193,522
Lubrizol:			
Debs., 6.5%, 10/1/2034	200,000		216,734
Sr. Notes, 4.625%, 10/1/2009	145,000		143,802
RPM International:			
Bonds, 6.25%, 12/15/2013	140,000		145,386
Sr. Notes, 4.45%, 10/15/2009	110,000		106,774
			806,218
Commercial & Professional Services-.2%			
Aramark Services,			
Notes, 5%, 6/1/2012	230,000		225,920
Erac USA Finance:			
Bonds, 5.60%, 5/1/2015	90,000	b	91,181
Notes, 7.95%, 12/15/2009	50,000	b	55,708
			372,809
Commercial Mortgage Pass Through Certificates-.3%			
Banc of America Commercial Mortgage,			
Ser. 2005-2, Cl. A2, 4.247%, 7/10/2043	250,000		248,230
Calwest Industrial Trust,			
Ser. 2002-CALW, Cl. A, 6.127%, 2/15/2017	275,000		295,328
Crown Castle Towers,			
Ser. 2005-1A, Cl. D, 5.61%, 6/15/2035	70,000		69,076
			612,634
Conglomerates-.1%			
Tyco International Group,			
Gtd. Notes, 6%, 11/15/2013	120,000		**128,930**
Diversified Financial Services-2.4%			
Amvescap,			
Gtd. Notes, 5.375%, 2/27/2013	180,000		181,615
Banco Nacional de Desenvolvimento Economico e Social,			
Unsub. Notes, 5.822%, 6/16/2008	215,000	d	215,562
Bear Stearns Cos.,			
Notes, 4.50%, 10/28/2010	100,000		98,802
Boeing Capital,			
Sr. Notes, 7.375%, 9/27/2010	160,000		180,144
Countrywide Home Loans,			
Gtd. Notes, Ser. L, 4%, 3/22/2011	380,000		362,045
Deluxe,			
Notes, Ser. B, 3.50% 10/1/2007	25,000		24,284
Export-Import Bank Of Korea,			
Sr. Notes, 4.5%, 8/12/2009	175,000		173,437
Ford Motor Credit, Notes:			
6.50%, 1/25/2007	135,000		136,460
7.75%, 2/15/2007	60,000		61,319
Sr. Unsub. Notes, 7.20%, 6/15/2007	110,000		111,922
Glencore Funding,			
Gtd. Notes, 6%, 4/15/2014	225,000	b	215,974
Goldman Sachs Group,			
Notes, 5.70%, 9/1/2012	210,000		219,466
HSBC Finance,			
Unscd. Notes, 4.75%, 4/15/2010	105,000	c	104,937
International Lease Finance,			
Notes, 4.75%, 1/13/2012	265,000		259,388
Jefferies Group,			
Sr. Notes, 5.50%, 3/15/2016	210,000		207,188
JPMorgan Chase & Co.,			
Sub. Notes, 5.125%, 9/15/2014	260,000		262,033
MBNA,			
Notes, 6.125%, 3/1/2013	220,000		235,790
Morgan Stanley,			
Sub. Notes, 4.75%, 4/1/2014	575,000		559,880
Pearson Dollar Finance,			
Gtd. Notes, 4.70%, 6/1/2009	100,000	b	99,128
Residential Capital,			
Notes, 6.375%, 6/30/2010	310,000	b	315,311
SLM,			
Notes, Ser. A, 5.375%, 1/15/2013	200,000		206,281
Sumitomo Mitsui Banking,			
Notes, 5.625%, 7/29/2049	100,000	b,d	99,815
			4,330,781
Diversified Metals & Mining-.2%			
International Steel,			
Sr. Notes, 6.50%, 4/15/2014	140,000		140,000
Ispat Inland,			
Secured Notes, 9.75%, 4/1/2014	45,000		53,325
Southern Peru Copper,			
Notes, 7.50%, 7/27/2035	110,000	b	109,236
			302,561
Electric Power-.7%			
Appalachian Power Co.,			
Bonds, Ser. H, 5.95%, 5/15/2033	75,000		77,923
Consumers Energy,			
First Mortgage, 5%, 2/15/2012	235,000		235,099
Dominion Resources			
Ser. A, 7.195%, 9/15/2014	185,000		211,671
FirstEnergy,			
Notes, Ser. B, 6.45%, 11/15/2011	85,000		91,525
Nisource Finance,			
Gtd. Notes, 7.875%, 11/15/2010	115,000		130,060
Public Service Co. of Colorado,			
Coll. Trust, Ser. 12, 4.875%, 3/1/2013	541,000		543,225
Sierra Pacific Power,			
Genl. Ref. Mort. Notes 6.25% 4/15/2012	60,000		63,000
			1,352,503
Entertainment-.1%			
Mohegan Tribal Gaming,			
Sr. Notes, 6.125%, 2/15/2013	110,000		**112,063**

Environmental Control-.3%				
Republic Services,				
Notes, 6.086%, 3/15/2035		250,000		262,048
Waste Management:				
6.875%, 5/15/2009		75,000		80,231
Sr. Notes, 7%, 7/15/2028		175,000		198,191
				540,470
Food & Beverages-.2%				
Kroger,				
Sr. Notes, 8%, 9/15/2029		165,000		204,188
Safeway,				
Debs., 7.25%, 2/1/2031		110,000		125,864
Stater Brothers Holdings,				
Sr. Notes, 8.125%, 6/15/2012		65,000		65,975
				396,027
Foreign Governments-2.5%				
Deutsche Bundesrepublik:				
Bonds, Ser. 98, 4.125%, 7/4/2008	EUR	285,000	e	362,522
Bonds, Ser. 3, 4.50%, 1/4/2013	EUR	280,000	e	373,100
Bonds, Ser. 3, 4.75%, 7/4/2034	EUR	495,000	e	707,020
Republic of Argentina,				
Bonds, 3.01%, 8/3/2012		90,000	d,e	83,587
Republic of Peru,				
Bonds, 7.35%, 7/21/2025		100,000		99,850
Republic of South Africa,				
Notes, 9.125%, 5/19/2009		230,000		263,638
Swedish Government,				
Bonds, Ser. 1045, 5.25%, 3/15/2011	SEK	8,430,000	e	1,229,616
Russian Federation:				
Unsub. Bonds, 10%, 6/26/2007		300,000	b	330,375
Unsub. Bonds, 12.75%, 6/24/2028		250,000		450,372
United Mexican States,				
Notes, 6.75%, 9/27/2034		145,000	c	153,193
				4,053,273
Gaming & Lodging-.1%				
Harrah's Operating,				
Gtd. Notes, 8%, 2/1/2011		110,000		124,752
Station Casinos,				
Sr. Notes, 6%, 4/1/2012		130,000		131,950
				256,702
Insurance-.5%				
Ace Capital Trust II,				
Gtd. Bonds, 9.70%, 4/1/2030		75,000		99,941
AON Capital Trust A,				
8.205%, 1/1/2027		85,000		98,369
Assurant,				
Sr. Unscd. Notes, 6.75%, 2/15/2034		125,000		139,298
Metlife,				
Sr. Notes, 5%, 6/15/2015		310,000		310,107
North Front Pass-Through Trust,				
Notes, 5.81%, 12/15/2024		290,000	b	295,237
				942,952
Manufacturing-.1%				
Bombardier,				
Notes, 6.30%, 5/1/2014		235,000	b,c	**222,075**
Media-.7%				
British Sky Broadcasting,		320,000		339,728
Gtd. Notes, 6.875%, 2/23/2009				
Clear Channel Communications,		175,000		163,290
Sr. Notes, 5%, 3/15/2012				
Comcast,		200,000		206,026
Gtd. Notes, 5.50%, 3/15/2011				
News America Holdings,		130,000		154,976
Debs., 7.70%, 10/30/2025				
Time Warner,		165,000		180,615
Notes, 6.75%, 4/15/2011				
Univision Communications,		160,000		178,818
Gtd. Notes, 7.85%, 7/15/2011				**1,223,453**
Mining-.1%				
Teck Cominco,				
Notes, 7%, 9/15/2012		150,000		**164,394**
Oil & Gas Services-.5%				
Amerada Hess, Notes:				
6.65%, 8/15/2011		70,000		76,117
7.30%, 8/15/2031		115,000		136,886
Enterprise Products Operating,				
Sr. Notes, Ser. B, 6.65%, 10/15/2034		225,000		243,535
Halliburton,				
Notes, 5.50%, 10/15/2010		110,000		113,809
Oneok,				
Sr. Notes, 5.20%, 6/15/2015		65,000		64,901
PC Financial Partnership,				
Notes, 5%, 11/15/2014		145,000		143,305
XTO Energy,				
Sr. Notes, 7.50%, 4/15/2012		155,000		175,785
				954,338
Packaging & Containers-.1%				
Sealed Air,				
Notes, 5.625%, 7/15/2013		100,000	b	**101,240**
Paper & Forest Products-.5%				
Celulosa Arauco y Constitucion:				
Notes, 5.125%, 7/9/2013		115,000		111,864
Notes, 5.625%, 4/20/2015		45,000	b	44,932
Georgia-Pacific Corporation:				
Gtd. Notes, 8.875%, 2/1/2010		100,000		113,000
Sr. Notes, 8%, 1/15/2024		130,000		148,850
International Paper,				
Notes, 5.30%, 4/1/2015		210,000		207,254
Sappi Papier Holding,				
Gtd. Notes, 6.75%, 6/15/2012		100,000	b	103,825
Westvaco,				
7.95%, 2/15/2031		85,000		106,189
Weyerhaeuser,				
Unscd. Debs., 7.375%, 3/15/2032		70,000	c	82,277
				918,191
Pharmaceutical-.1%				
American Home Products (Wyeth),				
Notes, 6.95%, 3/15/2011		95,000	d	104,272
Medco Health Solutions,				
Sr. Notes, 7.25%, 8/15/2013		50,000		55,739
				160,011
Printing & Publishing-.1%				
RR Donnelley & Sons,				
Notes, 4.95%, 4/1/2014		200,000		**192,286**
Real Estate-.2%				
EOP Operating,		195,000		214,404
Sr. Notes, 7%, 7/15/2011				
ERP Operating,		190,000		191,103
Notes, 5.25%, 9/15/2014				**405,507**
Real Estate Investment Trusts-.7%				
Archstone-Smith Operating Trust,				
Notes, 5.25%, 5/1/2015		150,000		150,093
Arden Realty,				
Notes, 5.25%, 3/1/2015		125,000		122,801
Boston Properties,				
Sr. Notes, 5%, 6/1/2015		135,000		132,014
Duke Realty,				
Sr. Notes, 5.875%, 8/15/2012		440,000		455,334
Healthcare Realty Trust,				
Sr. Notes, 5.125%, 4/1/2014		155,000		150,003
Mack-Cali Realty,				
Notes, 5.05%, 4/15/2010		70,000		69,918

Regency Centers,			
Bonds, 5.25%, 8/1/2015	45,000	b	44,807
Simon Property Group,			
Notes, 4.875%, 8/15/2010	175,000		174,250
			1,299,220
Residential Mortgage Pass-Through Certificates-1.2%			
First Horizon Alternative Mortgage Securities I,			
Ser. 2004-FA1, Cl. 1A1, 6.25%, 10/25/2034	1,715,802		1,751,752
Nomura Asset Acceptance:			
Ser. 2005-WF1, Cl. 2A5, 5.16%, 3/25/2035	150,000		149,142
Ser. 2005-AP2, Cl. A5, 4.98%, 5/25/2035	125,000		123,280
Washington Mutual,			
Sub. Notes, 4.625%, 4/25/2035	200,000		197,688
			2,221,862
Retail Stores-.1%			
May Department Stores,			
Notes, 6.65%, 7/15/2024	165,000		**179,509**
Semiconductors-.0%			
Freescale Semiconductor,			
Sr. Notes, 6.875%, 7/15/2011	45,000		**47,700**
Telecommunications-.7%			
Alltel,			
Notes, 4.656%, 5/17/2007	90,000		90,324
AT&T Wireless Services,			
Sr. Notes, 8.75%, 3/1/2031	75,000		103,933
Deutsche Telekom International Finance,			
Gtd. Bonds, 8.75%, 6/15/2030	210,000	d	281,774
France Telecom,			
Notes, 8.50%, 3/1/2011	85,000	d	97,454
Nextel Communications,			
Sr. Notes, 5.95%, 3/15/2014	85,000		88,294
SBC Communications,			
Notes, 5.625%, 6/15/2016	105,000		109,024
Sprint Capital,			
Gtd. Notes, 8.75%, 3/15/2032	265,000		365,791
Verizon Global Funding,			
Notes, 7.75%, 6/15/2032	170,000		217,083
			1,353,677
Transportation-.2%			
Ryder System,			
Bonds, 5%, 6/15/2012	90,000		88,379
Union Pacific,			
Notes, 3.875%, 2/15/2009	200,000		194,708
			283,087
U.S. Government-6.2%			
U.S. Treasury Bonds,			
6.25%, 5/15/2030	845,000		1,062,385
U.S. Treasury Notes:			
1.625%, 9/30/2005	50,000	f	49,873
3.375%, 2/28/2007	1,655,000		1,639,938
3.625%, 4/30/2007	5,455,000		5,421,288
3.375%, 9/15/2009	1,725,000		1,676,081
4.25%, 8/15/2013	125,000		125,195
4.75%, 5/15/2014	65,000		67,290
U.S. Treasury Inflation Protection Securities,			
3.168%, 7/15/2012	1,146,114	g	1,235,071
			11,277,121
U.S. Government Agencies/ Mortgage-Backed-10.4%			
Federal National Mortgage Association:			
4%, 5/1/2010	369,214		361,944
4.5%, 8/1/2018	3,675,000	h	3,615,281
5%, 8/1/2018-8/1/2033	5,425,000	h	5,368,125
5.5%, 8/1/2029	2,325,000	h	2,372,221
5.5%, 9/1/2034	2,438,140		2,452,386
6%, 8/1/2029	950,000	h	981,169
6%, 9/1/2034	123,819		126,576
Government National Mortgage Association I:			
5.5%, 4/15/2033-4/15/2034	2,238,452		2,268,514
6.0%, 1/15/2029-2/15/2033	469,425		483,318
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	390,000		399,929
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	171,282		167,715
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	200,000		197,894
			18,795,072
Total Bonds and Notes			
(cost $62,136,151)			**61,683,728**

Options-.0%	Face Amount Covered by Contracts ($)		Value ($)
Call Options-.0%			
U.S. Treasury Notes,			
4%, 2/15/2015, August 2005 @ 98.45	625,000		38
U.S. Treasury Notes,			
4.125%, 5/15/2015, August 2005 @ 101.32	630,000		378
Total Options			
(cost $14,609)			**416**

Other Investments-9.9%	Shares		Value($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $17,926,000)	17,926,000	i	**17,926,000**

Investment of Cash Collateral for Securities Loaned--.4%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $665,750)	665,750	i	**665,750**
Total Investments (cost $177,196,255)	**107.5%**		**194,512,772**
Liabilities, Less Cash and Receivables	**(7.5%)**		**(13,642,981)**
Net Assets	**100.0%**		**180,869,791**

ADR- American Depository Receipts

a Non-income producing.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005 these securities amounted to $ 3,039,019 or 1.7% of the net assets.

c All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities on loan is $ 639,616 and the total market value of the collateral held by the fund is $ 665,750.

d Variable rate security--interest rate subject to periodic change.

e Pricipal amount stated in U.S. Dollars unless otherwise noted.

EUR--Euro

SEK--Swedish Krona

f Partially held by a broker in a segregated account for open financial futures.

g Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

h Purchase on a forward commitment basis.

i Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Balanced Fund
Statement of Financial Futures
July 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2005 ($)
Financial Futures Long:				
U.S. Treasury 5 year Note	10	1,072,031	September-05	(12,701)
Financial Futures Short:				
U.S. Treasury 10 year Note	28	(3,107,562)	September-05	58,890
U.S. Treasury 30 year Bond	6	(691,875)	September-05	6,067
				52,256

Dreyfus Premier Balanced Fund
Statement of Options Written
July 31, 2005 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury Notes,		
4%, 2/15/2015, August 2005 @ 100	1,250,000	(13)
U.S. Treasury Notes,		
4.125%, 5/15/2015, August 2005 @ 102.85	1,260,000	(101)
Put Options:		
U.S. Treasury Notes,		
4.125%, 5/15/2005, August 2005 @ 97.93	1,250,000	(4,150)
(premiums received 22,030)		**(4,264)**

Dreyfus Municipal Reserves
Statement of Investments
July 31, 2005 (Unaudited)

Tax Exempt Investments--102.1 %	Principal Amount ($)		Value ($)
Alabama--5.6%			
Port City Medical Clinic Board, Health Care Facilities Revenue VRDN (Infirmary Health Systems) 2.33% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	4,800,000	a	4,800,000
Alaska--2.3%			
Alaska Industrial Development Authority, Health Care Facilities Revenue, VRDN (Providence Medical Office Building) 2.35% (LOC; KBC Bank)	1,965,000	a	1,965,000
Colorado--8.5%			
Castle Rock Metropolitan District Number 7, GO Notes Refunding 2.30%, 12/1/2005 (LOC; U.S. Bank NA)	2,830,000		2,830,000
Dove Valley Metropolitan District, Arapahoe County, GO Notes 1.95%, 11/1/2005 (LOC; BNP Paribas)	2,500,000		2,500,000
Interstate South Metropolitan District, GO Notes, Refunding 1.95%, 11/1/2005 (LOC; BNP Paribas)	1,975,000		1,975,000
Florida--5.6%			
Florida Housing Finance Agency, MFMR, VRDN (Town Colony Associates) 2.39% (LOC; Credit Suisse First Boston)	4,800,000	a	4,800,000
Georgia--5.0%			
De Kalb County Development Authority, Private Schools Revenue, VRDN (Marist School Inc. Project) 2.35% (LOC; SunTrust Bank)	3,400,000	a	3,400,000
Gainesville and Hall County Development Authority, Revenue, VRDN (Senior Living Facility-Lanier Village Estates) 2.35% (LOC; Allied Irish Bank)	900,000	a	900,000
Illinois--35.3%			
City of Chicago, GO Notes:			
2.20%, 12/8/2005 (LOC; State Street Bank & Trust Co.)	3,500,000		3,500,000
2.30%, 12/8/2005 (LOC; Bank of America)	825,000		825,000
Illinois Development Finance Authority, IDR VRDN (Heritage Tool and Manufacturing Inc.) 2.48% (LOC; Bank of Montreal)	4,285,000	a	4,285,000
Illinois Educational Facilities Authority, Recreational Revenue, VRDN (Shedd Aquarium Society) 2.35% (LOC; Bank One)	2,500,000	a	2,500,000
Illinois Health Facilities Authority, Revenue, VRDN:			
(Memorial Medical Center) 2.34% (LOC; KBC Bank)	2,400,000	a	2,400,000
(Rush Presbyterian Saint Luke's Medical Center) 2.37% (LOC; Northern Trust Co.)	3,800,000	a	3,800,000
(The Carle Foundation) 2.36% (Insured; AMBAC and Liquidity Facility; Northern Trust Co.)	3,800,000	a	3,800,000
Illinois Student Assistance Commission, Student Loan Revenue, VRDN 2.43% (LOC; Bank One)	3,300,000	a	3,300,000
Jackson-Union Counties Regional Port District, Port Facilities Revenue, Refunding, VRDN (Enron Transportation Services) 2.33% (LOC; Wachovia Bank)	2,400,000	a	2,400,000
Regional Transportation Authority, Refunding, VRDN 2.36%, (Liquidity Facility; DEPFA Bank PLC)	3,600,000	a	3,600,000
Indiana--8.8%			
Seymour, EDR, VRDN (Pedcor Investments Project) 2.40% (LOC; FHLB)	3,881,000	a	3,881,000
Wabash, EDR, VRDN (Wabash Alloys Project) 2.43% (LOC; Bank of America)	3,750,000	a	3,750,000
Kentucky--.2%			
Ohio County, PCR, VRDN (Big Rivers Electric Corp. Project) 2.34% (Insured; AMBAC and Liquidity Facility; Credit Suisse First Boston)	200,000	a	200,000
Louisiana--1.2%			
Plaquemines Port Harbor and Terminal District, Port Facilities Revenue (International Marine Terminals Project) 2.60%, 3/15/2006 (LOC; KBC Bank)	1,000,000		1,000,000
Massachusetts--4.6%			
Commonwealth of Massachusetts, VRDN (Central Artery) 2.32% (Liquidity Facility; State Street Bank and Trust)	300,000	a	300,000
Massachusetts Health and Educational Facilities Authority, VRDN:			
(Capital Assets Program) 2.26% (Bank of Scotland)	3,500,000	a	3,500,000
(Simmons College) 2.37% (Insured; AMBAC and Liquidity Facility; Bank of America)	200,000	a	200,000
Mississippi--.2%			
Jackson County, Port Facility Revenue, Refunding, VRDN (Chevron USA Inc. Project) 2.32%	200,000	a	200,000

New Mexico--5.0%			
Hurley, PCR, VRDN (Kennecott Santa Fe Project) 2.25%	1,100,000	a	1,100,000
Santa Fe, Gross Receipts Tax Revenue, VRDN (Wastewater Systems) 2.40% (LOC; BNP Paribas)	3,200,000	a	3,200,000
Ohio--.8%			
Hamilton County, Hospital Facilities Revenue VRDN (Health Alliance) 2.24% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	700,000	a	700,000
Pennsylvania--1.1%			
Lehigh County Industrial Development Authority, PCR, VRDN (Allegheny Electric Cooperative) 2.55% (LOC; Rabobank Nederland)	920,000	a	920,000
Rhode Island--1.0%			
Rhode Island Health and Educational Building Corp., Health Care Facilities Revenue VRDN (Ocean State Assisted) 2.33% (LOC: The Bank of New York and Sovereign Bank FSB)	900,000	a	900,000
Texas--2.3%			
Grand Prairie Sports Facilities Development Corp., Sales Tax Revenue, Refunding 1.75%, 9/15/2005 (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2,015,000		2,015,000
Utah--2.1%			
Salt Lake County, PCR, VRDN (Service Station Holding Project) 2.32%	1,815,000	a	1,815,000
Washington--4.8%			
Washington Housing Finance Commission, MFMR VRDN (Wandering Creek Project) 2.41% (Insured; FHLMC and Liquidity Facility; FHLMC)	4,000,000	a	4,000,000
Washington Public Power Supply System Project Number 2, Electric Revenue, Refunding, VRDN 2.33% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	100,000	a	100,000
Wisconsin--6.1%			
University of Wisconsin Hospitals and Clinics Authority, Health Care Facilities Revenue, VRDN 2.36% (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	5,300,000	a	5,300,000
West Virginia--1.6%			
Marshall County, PCR, VRDN (Ohio Power Co. Project) 2.33% (LOC; Royal Bank of Scotland)	1,400,000	a	1,400,000
Total Investments (cost $88,061,000)	**102.1%**		**88,061,000**
Liabilities, Less Cash and Receivables	**(2.1%)**		**(1,795,671)**
Net Assets	**100.0%**		**86,265,329**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation		
CP	Commercial Paper	**MFHR**	Multi-Family Housing Revenue
EDR	Economic Development Revenue	**MFMR**	Multi-Family Mortgage Revenue
EIR	Environment Improvement Revenue	**PCR**	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**RAC**	Revenue Anticipation Certificates
FHLB	Federal Home Loan Bank	**RAN**	Revenue Anticipation Notes
FHLMC	Federal Home Loan Mortgage Corporation	**RAW**	Revenue Anticipation Warrants
FNMA	Federal National Mortgage Association	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**SAAN**	State Aid Anticipation Notes
GAN	Grant Anticipation Notes	**SFHR**	Single Family Housing Revenue
GIC	Guaranteed Investment Contract	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**TAN**	Tax Anticipation Notes
HR	Hospital Revenue	**TAW**	Tax Anticipation Warrants
IDR	Industrial Development Revenue	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value % *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	92.8
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	7.2
					100%

* Based on total investments.
a Securities payable on demand. Variable interest rate--subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS MONEY MARKET RESERVES
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 2.0%	Principal Amount ($)		Value ($)
Washington Mutual Bank FA			
3.47%, 7/26/2006	10,000,000		9,997,238
Total Negotiable Bank Certificates of Deposit			
(cost $9,997,238)			**9,997,238**
Commercial Paper - 40.7%			
Alcon Capital Corp			
3.25%, 8/2/2005	10,000,000	a	9,999,097
British Columbia (Province of)			
3.41%, 10/5/2005	10,000,000		9,938,972
Cafco LLC			
3.39%, 8/29/2005	10,000,000	a	9,973,711
Charta LLC			
3.29%, 9/7/2005	10,000,000	a	9,966,494
Daimler Chrysler Revolving Auto Conduit (DRAC)			
3.37%, 8/19/2005	10,000,000		9,983,200
Dexia Delaware LLP			
3.53%, 10/14/2005	10,000,000		9,928,056
DnB Nor Bank			
3.48%, 10/3/2005	6,300,000		6,261,964
Edison Asset Securitization LLC			
3.11%, 8/12/2005	10,000,000	a	9,990,619
Goldman Sachs Group Inc.			
3.34%, 5/25/2006	10,000,000	a	10,000,000
Home Depot			
3.24%, 8/5/2005	10,000,000	a	9,996,400
International Lease Finance Corp.			
3.41%, 9/21/2005	10,000,000		9,952,117
KfW International Finance Inc.			
3.43%, 9/19/2005	10,000,000	a	9,953,586
Nestle Capital Corp.			
3.13%, 8/9/2005	10,000,000	a	9,993,089
Paccar Financial Corp.			
3.22%, 9/1/2005	10,000,000		9,972,444
Pepsico Inc.			
3.21%, 8/1/2005	10,000,000	a	10,000,000
Proctor & Gamble Co.			
3.37%, 9/1/2005	10,000,000	a	9,971,067
Royal Bank Of Scotland PLC			
3.41%, 9/1/2005	5,326,000		5,310,407
Sigma Finance Inc.			
3.18%, 8/1/2005	10,000,000	a	10,000,000
Swedbank Inc.			
3.53%, 10/6/2005	8,000,000		7,948,667
UBS Finance Delaware LLC			
3.45%, 9/12/2005	10,000,000		9,959,925
Wal-mart Stores			
3.24%, 8/5/2005	10,000,000	a	9,996,411
Total Commercial Paper			
(cost $199,096,226)			**199,096,226**
Corporate Notes--12.2%			
Bear Stearns Cos. Inc.			
3.28%, 11/28/2005	10,000,000	b	10,002,959
CIT Group Inc.			
3.59%, 4/19/2006	10,000,000	b	10,008,003
General Electric Co.			
3.62%, 10/24/2005	10,000,000	b	10,001,777
Johnson Controls			
3.37%, 9/15/2005	10,000,000	b	10,001,291
National City Bank			
3.45%, 10/3/2005	10,000,000	b	9,999,395
Skandinaviska Enskilda Banken			
3.38%, 1/19/2006	10,000,000	a,b	10,000,000
Total Corporate Notes			
(cost $60,013,425)			**60,013,425**
Short Term Bank Notes - 4.1%			
American Express Centurion Bank			
3.37%, 3/16/2006	10,000,000	b	10,000,000
Barclays Bank PLC NY			
3.31%, 5/11/2006	10,000,000	b	9,998,839
Total Short Term Bank Notes			
(cost $19,998,839)			**19,998,839**
Repurchase Agreements - 41.2%			
Goldman, Sachs & Co			
3.19%, dated 7/29/2005, due 8/1/2005 in the amount of $11,461,871 (fully collateralized by $11,800,580 U.S. Treasury Strips, due 11/15/2005, value $11,688,002)	11,458,825		11,458,825
Greenwich Cap. Mkts. Inc			
3.25% dated 7/29/2005, due 8/1/2005 in the amount of $ 70,018,958 (fully collateralized by $67,970,000 Federal Home Loan Bank 1.81% - 4.70%, due 8/23/2005 - 7/16/2013, value $67,120,764 and 4,640,000 Federal Home Loan Mortgage Corp. 0% - 7.20%, due 12/8/2005 - 11/29/2019, value $4,280,445)	70,000,000		70,000,000
Salomon Smith Barney Holdings Inc.			
3.30%, dated 7/29/2005, due 8/1/2005 in the amount of $ 120,033,000 (fully collateralized by $124,690,000 Federal Home Loan Banks, 2.75% -4.25%, due 3/14/2008 - 3/24/2008, value $122,404,767)	120,000,000		120,000,000
Total Repurchase Agreements			
(cost $201,458,825)			**201,458,825**
Total Investments (cost $490,564,553)	**100.2%**		**490,564,553**
Less Cash and Receivables (Net)	**(.2%)**		**(1,057,854)**
Net Assets	**100.0%**		**489,506,699**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transaction exempt from regestration, normally to qualified insititutional buyers. At July 31, 2005, these securities amounted to $129,840,475 or 26.5% of net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INSTITUTIONAL U.S. TREASURY MONEY MARKET FUND
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

U.S. Treasury Bills - 40.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/4/2005	2.89	10,000,000	9,997,612
8/11/2005	2.88	10,000,000	9,992,069
8/18/2005	2.89	10,000,000	9,986,447
8/25/2005	2.91	10,000,000	9,980,767
9/1/2005	2.94	10,000,000	9,974,916
9/8/2005	3.06	10,000,000	9,967,932
9/15/2005	2.95	7,500,000	7,472,531
9/22/2005	2.97	7,500,000	7,468,096
9/29/2005	3.26	5,000,000	4,973,466
10/6/2005	3.03	10,000,000	9,944,908
10/13/2005	3.14	10,000,000	9,936,875
10/20/2005	3.28	10,000,000	9,927,667
10/27/2005	3.32	10,000,000	9,920,431
Total U.S. Treasury Bills			
(cost $119,543,717)			**119,543,717**
U.S. Treasury Notes - 12.8%			
1.50%, 8/1/2005	2.92	20,000,000	20,000,000
2.00%, 8/31/2005	2.96	10,000,000	9,991,536
1.63%, 9/30/2005	3.01	7,500,000	7,482,422
Total U.S. Treasury Notes			
(cost $37,473,958)			**37,473,958**
Repurchase Agreements - 46.6%			
Barclays Capital Inc. dated 7/29/2005, due 8/01/2005 in the amount of $50,013,542 (fully collateralized by $40,423,000 U.S. Treasury Inflation Protection Securities 3.375%, due 1/15/2007, value $51,0(	3.25	50,000,000	50,000,000
Credit Suisse First Boston dated 7/29/2005, due 8/01/2005 in the amount of $ 50,013,583 (fully collateralized by $35,780,000 U.S. Treasury Bonds, 8.00%, due 11/15/2021, value $51,005,257)	3.26	50,000,000	50,000,000
Goldman, Sachs & Co. dated 7/29/2005, due 8/01/2005 in the amount of $36,683,111 (fully collateralized by $47,780,907 U.S. Treasury Strips, due 11/15/2005 - 2/15/2013, value $37,406,83(	3.19	36,673,362	36,673,362
Total Repurchase Agreements			
(cost $136,673,362)			**136,673,362**
Total Investments (cost $293,691,037)		**100.2%**	**293,691,037**
Liabilities, Less Cash and Receivables		**(.2%)**	**(468,454)**
Net Assets		**100.0%**	**293,222,583**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INSTITUTIONAL PRIME MONEY MARKET FUND
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 4.5%	Principal Amount ($)		Value ($)
CITIBANK			
3.20%, 8/18/2005	10,000,000		10,000,000
Eurohypo AG (Yankee)			
3.34%, 8/15/2005	10,000,000		10,000,000
Total Negotiable Bank Certificates of Deposit			
(cost $20,000,000)			**20,000,000**
Commercial Paper - 22.4%			
Becton Dickinson & Co.			
3.26%, 8/2/2005	10,000,000		9,999,097
Caisse Nationale De Caisse D'epargne Prevoy			
3.54%, 10/11/2005	10,000,000	a	9,930,775
CBA (Delaware) Finance Inc.			
3.43%, 8/25/2005	10,000,000		9,977,200
Curzon Funding LLC			
3.58%, 10/20/2005	10,000,000	a	9,921,111
Daimler Chrysler Revolving Auto Conduit (DRAC)			
3.46%, 8/29/2005	10,000,000	a	9,973,167
DEPFA Bank PLC			
3.19%, 8/10/2005	10,000,000	a	9,992,100
Grampian Funding LLC			
3.47%, 10/5/2005	10,000,000	a	9,937,889
Market St. Funding Corp.			
3.40%, 8/24/2005	10,000,000	a	9,978,342
Procter & Gamble Co.			
3.22%, 8/24/2005	10,000,000	a	9,979,619
Wal-Mart Funding Corp.			
3.34%, 8/22/2005	10,000,000	a	9,980,633
Total Commercial Paper			
(cost $99,669,933)			**99,669,933**
Corporate Notes - 15.8%			
American Honda Finance Corp.			
3.58%, 10/20/2005	10,000,000	a,b	10,002,052
Caterpillar Financial Services Corp.			
3.23%, 8/15/2005	10,000,000	b	10,000,335
Credit Suisse First Boston			
3.47%, 12/29/2005	10,000,000	b	10,000,733
General Electric Co.			
3.62%, 10/24/2005	10,000,000	b	10,001,777
Johnson Controls			
3.37%, 9/15/2005	10,000,000	b	10,001,291
SLM Corp.			
3.37%, 8/15/2005	10,000,000	b	10,000,417
Wells Fargo & Co.			
3.32%, 6/12/2006	10,000,000	b	10,011,865
Total Corporate Notes			
(cost $70,018,470)			**70,018,470**
Short Term Bank Notes - 8.0%			
American Express Centurion Bank			
3.37%, 3/16/2006	10,000,000	b	10,000,000
HSBC USA Inc.			
3.23%, 8/18/2005	10,000,000	b	10,000,605
Natexis Banques Populares			
3.39%, 8/16/2005	5,500,000	b	5,499,898
Washington Mutual Bank FA			
3.45%, 7/26/2006	10,000,000	b	10,000,000
Total Short Term Bank Notes			
(cost $35,500,503)			**35,500,503**
Time Deposits - 6.7%			
Branch Banking & Trust Co. Inc. (Grand Cayman)			
3.29%, 8/1/2005	20,000,000		20,000,000
National City Bank (Grand Cayman)			
3.25%, 8/1/2005	9,652,973		9,652,973
Total Time Deposits			
(cost $29,652,973)			**29,652,973**

Repurchase Agreements - 42.7%		
Barclays Capital Inc. 3.25%, dated 7/29/2005, due 8/1/2005 in the amount of $20,005,417 (fully collateralized by $16,170,000 U.S. Treasury Inflation Protection Securities 3.375%, due 1/15/07 value $20,401,246)	20,000,000	20,000,000
Credit Suisse First Boston 3.26%, dated 7/29/2005, due 8/1/2005 in the amount of $20,005,433 (fully collateralized by $14,315,000 U.S. Treasury Bonds, 8.00%, due 11/15/2021, value $20,406,379)	20,000,000	20,000,000
Goldman, Sachs & Co. 3.19%, dated 7/29/2005, due 8/1/2005 in the amount of $65,017,279 (fully collateralized by $98,881,019 U.S. Treasury Strips, due 11/15/2005 - 11/15/2015, value $66,300,001)	65,000,000	65,000,000
Salomon Smith Barney Holdings Inc. 3.30%, dated 7/29/2005, due 8/1/2005 in the amount of $84,413,207 (fully collateralized by $86,532,000 Federal Home Loan Mortgage Notes, 4.50%, due 12/16/2010, value $86,078,140)	84,390,000	84,390,000
Total Repurchase Agreements (cost $189,390,000)		**189,390,000**
Total Investments (cost $444,231,879)	**100.1%**	**444,231,879**
Liabilities, Less Cash and Receivables	**(.1%)**	**(601,531)**
Net Assets	**100.0%**	**443,630,348**

a Securities exempt registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $89,695,688 or 20.2% of net assets.

b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.

DREYFUS U.S. TREASURY RESERVES
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

U.S. Treasury Bills - 48.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/4/2005	2.89	15,000,000	14,996,396
8/18/2005	2.91	5,000,000	4,993,164
8/25/2005	3.13	15,000,000	14,968,776
9/1/2005	3.07	5,000,000	4,986,849
9/8/2005	2.91	5,000,000	4,984,721
9/15/2005	2.99	10,000,000	9,962,825
9/22/2005	2.97	5,000,000	4,978,731
10/6/2005	3.09	5,000,000	4,971,872
10/20/2005	3.06	5,000,000	4,966,389
11/3/2005	3.17	5,000,000	4,959,097
Total U.S. Treasury Bills (cost $74,768,820)			**74,768,820**
U.S. Treasury Notes - 9.7%			
2.00%, 8/31/2005	2.89	5,000,000	4,996,094
1.63%, 9/30/2005	3.05	5,000,000	4,987,868
1.63%, 10/31/2005	3.15	5,000,000	4,980,348
Total U.S. Treasury Notes (cost $14,964,310)			**14,964,310**
Repurchase Agreements - 42.0%			
Goldman, Sachs & Co. dated 7/29/2005, due 8/1/2005 in the amount of $29,664,037 (fully collateralized by $87,983,000 U.S. Treasury Strips, due 8/15/2029, value $30,249,435)	3.19	29,656,153	29,656,153
Greenwich Capital Markets Inc. dated 7/29/2005, due 8/1/2005 in the amount of $35,009,479 (fully collateralized by $32,310,000 U.S. Treasury Bonds, 2.375%, due 1/15/2025, value $35,702,589)	3.25	35,000,000	35,000,000
Total Repurchase Agreements (cost $64,656,153)			**64,656,153**
Total Investments (cost $154,389,284)		**100.2%**	**154,389,283**
Liabilities, Less Cash and Receivables		**(.2%)**	**(310,097)**
Net Assets		**100.0%**	**154,079,186**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.